UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GOODRICH PETROLEUM CORPORATION
(Name of Subject Company)

GOODRICH PETROLEUM CORPORATION
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
382410843
(CUSIP Number of Common Stock)
Walter G. Goodrich
Chairman of the Board of Directors and Chief Executive Officer
801 Louisiana, Suite 700
Houston, Texas 77002
(Address of registrant’s principal executive office)
(713) 780-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With copies to:
Michael S. Telle
Benjamin Barron
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
(713) 758-2222

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.
(a)
Name and Address.

The name of the subject company is Goodrich Petroleum Corporation, a Delaware corporation (the “Company” or “Goodrich”). The address of the Company’s principal executive office is 801 Louisiana, Suite 700, Houston, Texas 77002, and the telephone number of its principal executive office is (713) 780-9494.
(b)
Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of November 24, 2021, there were 14,391,104 Shares issued and outstanding.
Item 2.   Identity and Background of Filing Person.
(a)
Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.
(b)
Tender Offer.

This Schedule 14D-9 relates to the tender offer by Paloma VI Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Paloma Partners VI Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase, pursuant to the Agreement and Plan of Merger, dated as of November 21, 2021, by among the Company, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”), any and all of the Shares of the Company that are issued and outstanding at a price of $23.00 per Share, in cash (the “Offer Price”), without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2021 (the “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 24, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Offer and withdrawal rights will expire at the Expiration Time (as defined below), unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (i) there being validly tendered, in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6)(f) of the General Corporation Law of the State of Delaware (the “DGCL”)) and not validly withdrawn prior to 12:00 A.M. midnight, New York City time, on December 23, 2021 (one minute after 11:59 P.M., New York City time, on December 22, 2021) (the “Expiration Time,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Time” will mean the earliest time and date at which the Offer, as so extended, will expire) a number of Shares that, together with Shares owned by Parent, would represent more than one-half (1∕2) of all Shares then outstanding (the “Minimum Condition”) and (ii) other customary conditions as described in the Offer to Purchase. See Section 15 — “Conditions to the Offer” of the Offer to Purchase.
Pursuant to the Merger Agreement, as soon as practicable following the time Purchaser accepts for payment Shares tendered in the Offer (the “Acceptance Time”), on a date and at a time specified by Parent (and in any event within two (2) business days after the Acceptance Time) and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Company will be merged with and into Purchaser (the “Merger”) without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL, with Purchaser continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and as a wholly-owned subsidiary of Parent. At the effective time of the Merger

(the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, (the “Merger Consideration”), except for Shares then owned by Parent, Purchaser or certain of their affiliates and Shares held in treasury by the Company or by any of its wholly owned subsidiaries, which Shares (including Shares accepted for purchase by Purchaser pursuant to the Offer) will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 “— The Merger Agreement; Other Agreements” of the Offer to Purchase.
The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement are qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.
Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 1100 Louisiana Street, Suite 5100, Houston, Texas 77002.
For the reasons described below, the Company’s Board of Directors (the “Company Board”) recommends that the stockholders of the Company accept the Offer and tender their Shares into the Offer.
If the number of Shares tendered in the Offer is insufficient to cause the Minimum Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.
Contemporaneously with the execution and delivery of the Merger Agreement, the Supporting Stockholders (as defined below) entered into Tender and Support Agreements (as defined below) with Parent and Purchaser pursuant to which each such Supporting Stockholder agreed, among other things, to tender all of the Shares beneficially owned by such Supporting Stockholder in the Offer. In addition, Parent owns 1,838,510 Shares. After giving effect to the conversion of the Convertible Notes (as defined below) owned by a Supporting Stockholder that agreed to convert its Convertible Notes and tender the Shares issued upon conversion pursuant to the Offer, the Supporting Stockholders and Parent own, in the aggregate, a majority of the outstanding Shares described in Item 1(b) under the heading “Securities.”
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Conflicts of Interest
Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.
(a)
Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons
Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.
Treatment of Shares, Company Restricted Stock Awards, Company Phantom Stock Awards and Company Performance Awards in Connection with the Offer and Merger
Treatment of Shares
If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time. The directors and executive officers of the Company have each agreed to tender their Shares pursuant to the Offer in accordance with the Tender and Support Agreements as discussed in Item (3)(b) under the heading “Arrangements with Purchaser and Parent — Tender and Support Agreements” and Item 4(c) under the heading “Intent to Tender.”
The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if he or she were to tender such Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of November 29, 2021. The number of Shares set forth in the table below does not include any Shares attributable to unvested equity compensation awards which are reported in the following tables.
Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
Walter G. Goodrich(1)	N/A	N/A
Robert C. Turnham, Jr.(2)	N/A	N/A
Ronald C. Coleman	66,743	1,535,089
K. Adam Leight	50,243	1,155,589
Timothy D. Leuliette	47,743	1,098,089
Jeffrey S. Serota	15,391	353,993
Edward J. Sondey	15,391	353,993
Thomas M. Souers	47,743	1,098,089
Executive Officers
Walter G. Goodrich	656,229	15,093,267
Robert C. Turnham, Jr.	644,499	14,823,477
Michael J. Killelea	180,300	4,146,900
Kristen M. McWatters	10,171	233,933

(1)
The number of Shares held, and the cash consideration to be received by, Mr. Goodrich appear under the heading “Executive Officers.”

(2)
The number of Shares held, and the cash consideration to be received by, Mr. Turnham appear under the heading “Executive Officers.”

Treatment of Company Restricted Stock Awards
Each award of restricted Shares granted under the Goodrich Petroleum Corporation Management Incentive Plan (as amended from time to time, the “Company Equity Plan”) that is outstanding immediately prior to the Acceptance Time (each, a “Company Restricted Stock Award”) shall immediately vest in full and be canceled and converted into the right to receive, at the Effective Time, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company Restricted Stock Award (the “Company Restricted Shares”).
The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancelation of his or her outstanding Company Restricted Shares is set forth in the table below. This information is based on the number of Company Restricted Shares held by the Company’s executive officers as of November 29, 2021. The number of Company Restricted Shares included below is the gross number of Shares payable to an executive prior to the deduction for any applicable withholding. None of the directors of the Company holds a Company Restricted Stock Award as of the date hereof or is expected to hold a Company Restricted Stock Award prior to the closing of the Offer.
Name of Executive Officer	Number of Company Restricted Shares	Cash Consideration for Company Restricted Shares ($)
Walter G. Goodrich	37,124	853,852
Robert C. Turnham, Jr.	37,124	853,852
Michael J. Killelea	8,663	199,249
Kristen M. McWatters	—	—
Treatment of Company Phantom Stock Awards
Each award of phantom stock subject to time-based vesting that corresponds to Shares granted under the Company Equity Plan, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time (each, a “Company Phantom Stock Award”) shall immediately vest in full and be canceled and converted into the right to receive, at the Effective Time, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company Phantom Stock Award (the “Company Time-Based Phantom Shares”).
The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancelation of his or her outstanding Company Phantom Stock Awards is set forth in the table below. This information is based on the number of Company Time-Based Phantom Shares held by the Company’s directors and executive officers as of November 29, 2021. The number of Company Time-Based Phantom Shares included below is the gross number of Shares payable to an executive prior to the deduction for any applicable withholding.

Name of Executive Officer or Director	Number of Company Time-Based Phantom Shares	Cash Consideration for Company Time-Based Phantom Shares ($)
Directors(1)
Walter G. Goodrich	—	—
Robert C. Turnham, Jr.	—	—
Ronald C. Coleman	21,846	502,458
K. Adam Leight	21,846	502,458
Timothy D. Leuliette	21,846	502,458
Jeffrey S. Serota	21,846	502,458
Edward J. Sondey	21,846	502,458
Thomas M. Souers	21,846	502,458
Executive Officers(2)
Walter G. Goodrich	—	—
Robert C. Turnham, Jr.	—	—
Michael J. Killelea	21,106	485,438
Kristen M. McWatters	3,334	76,682

(1)
For each director, 11,042 Company Time-Based Phantom Shares will vest on December 10, 2021, irrespective of whether the Merger is consummated.

(2)
For Mr. Killelea and Ms. McWatters, 10,553 and 1,667 Company Time-Based Phantom Shares, respectively, will vest on December 10, 2021, irrespective of whether the Merger is consummated.

Treatment of Company Performance Awards
Each award of phantom stock subject to performance-based vesting that corresponds to Shares granted under the Company Equity Plan, whether vested or unvested, that is outstanding immediately prior to the Acceptance Time (each, a “Company Performance Award”) shall immediately vest based on actual achievement of the performance criteria for a truncated performance period beginning on the date of grant of the Company Performance Award and ending at the Acceptance Time and be canceled and converted into the right to receive, at the Effective Time, an amount in cash equal to the product of (i) the Merger Consideration and (ii) the total number of Shares subject to such Company Performance Award (the “Company Performance-Based Phantom Shares”).
As of the date hereof, the Company estimates that actual achievement of the performance criteria for the Company Performance Awards will be maximum performance. The approximate value of the cash payments that each executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancelation of his or her outstanding Company Performance Awards is set forth in the table below based on maximum performance (200% of target performance). This information is based on the number of Company Performance-Based Phantom Shares held by the Company’s executive officers as of November 29, 2021. The number of Company Performance-Based Phantom Shares included below is the gross number of Shares payable to an executive prior to the deduction for any applicable withholding. None of the directors of the Company holds a Company Performance Award as of the date hereof or is expected to hold a Company Performance Award prior to the closing of the Offer.
Name of Executive Officer	Number of Company Performance-Based Phantom Shares (Maximum)	Cash Consideration for Company Performance-Based Phantom Shares (Maximum) ($)
Walter G. Goodrich	—	—

Name of Executive Officer	Number of Company Performance-Based Phantom Shares (Maximum)	Cash Consideration for Company Performance-Based Phantom Shares (Maximum) ($)
Robert C. Turnham, Jr.	—	—
Michael J. Killelea	63,314	1,456,222
Kristen M. McWatters	10,000	230,000
The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger that relate to the Shares, Company Restricted Stock Awards, Company Phantom Stock Awards and Company Performance Awards (based on maximum performance) held by each director and executive officer as of November 29, 2021.
Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Restricted Shares ($)	Cash Consideration for Time-Based Phantom Shares ($)	Cash Consideration for Performance-Based Phantom Shares ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
Walter G. Goodrich(1)	N/A	N/A	N/A	N/A	N/A
Robert C. Turnham, Jr.(2)	N/A	N/A	N/A	N/A	N/A
Ronald C. Coleman	1,535,089	—	502,458	—	2,037,547
K. Adam Leight	1,155,589	—	502,458	—	1,658,047
Timothy D. Leuliette	1,098,089	—	502,458	—	1,600,547
Jeffrey S. Serota	353,993	—	502,458	—	856,451
Edward J. Sondey	353,993	—	502,458	—	856,451
Thomas M. Souers	1,098,089	—	502,458	—	1,600,547
Executive Officers
Walter G. Goodrich	15,093,267	853,852	—	—	15,947,119
Robert C. Turnham, Jr.	14,823,477	853,852	—	—	15,677,329
Michael J. Killelea	4,146,900	199,249	485,438	1,456,222	6,287,809
Kristen M. McWatters	233,933	—	76,682	230,000	540,615

(1)
Amounts for Mr. Goodrich appear under the heading “Executive Officers.”

(2)
Amounts for Mr. Turnham appear under the heading “Executive Officers.”

Severance Arrangements
Severance Agreements with Messrs. Goodrich, Turnham and Killelea
The Company has entered into severance agreements with each of Messrs. Goodrich, Turnham and Killelea that provide for certain severance payments and benefits in the event that the executive’s employment is terminated by the Company as described below.
If any of Messrs. Goodrich, Turnham or Killelea experience a termination by the Company other than for Cause (as defined below) or a termination by such executive on or within 18 months following a Change of Control (as defined below) due to a Change in Duties (as defined below), the executive will be entitled to severance payments and benefits under the applicable severance agreement consisting of:
•
a lump sum cash payment equal to two times the sum of the executive’s annual base salary and annual bonus;

•
health and life insurance coverage under the Company’s plans or the equivalent thereof shall be provided to the executive on the same basis as it is provided to the other senior executives of the Company; and

•
any unvested restricted stock held by the executive shall vest in full.

In addition, upon the occurrence of a Change of Control, any unearned performance-based awards will immediately vest, if at all, based on the achievement of the applicable performance goals utilizing a shortened performance period under the awards ending on the date of such Change of Control. The Offer together with the Merger will constitute a Change of Control.
For purposes of the severance agreements, the terms below are generally defined as follows:
•
“Cause” means (i) any material failure of an executive, after written notice, to perform the executive’s duties as an officer of the Company; (ii) the commission of fraud, embezzlement or misappropriation by the executive against the Company; (iii) a material breach by the executive of his fiduciary duty owed by him to the Company or its affiliates, or of any written workplace policies applicable to the executive (including the Company’s code of conduct and policy on workplace harassment); or (iv) the conviction of the executive of a felony offense or a crime involving moral turpitude.

•
“Change in Duties” means (i) a reduction in the duties or responsibilities of the executive, (ii) a reduction in the executive’s annual base salary, or (iii) a change in the location of the executive’s principal place of employment by more than fifty (50) miles.

•
“Change of Control” means (i) a sale or other transfer of all or substantially all of the assets of the Company, (ii) the Company adopts a plan relating to liquidation or dissolution of the Company, (iii) any person or group becomes the beneficial owner of 50% or more of the voting power of the Company’s securities, or (iv) a merger or consolidation involving 50% or more of the total voting power of the Company’s securities.

The Company’s obligation to provide an executive with severance payments and benefits under a severance agreement is conditioned on the executive’s continued compliance with restrictive covenant obligations.
For information on the estimated severance payments and benefits that could become payable to each of Messrs. Goodrich, Turnham and Killelea following the closing of the Offer, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” (which is incorporated into this Item 3 by reference).
2021 Officer Severance Plan
In addition, Kristen M. McWatters participates in the Company’s 2021 Officer Severance Plan (the “Officer Severance Plan”), which provides for certain severance payments and benefits in the event that Ms. McWatters’ employment is terminated by the Company as a result of a termination of employment as described below.
If Ms. McWatters experiences a termination by the Company other than for Cause (as defined below) or a termination by Ms. McWatters on or within 18 months following a Change of Control (as defined below) due to a Change in Duties (as defined below), she will be entitled to severance payments and benefits under the Officer Severance Plan consisting of:
•
a lump sum cash payment equal to two times the sum of the Ms. McWatters’ annual base salary and annual bonus;

•
subsidized COBRA coverage for Ms. McWatters and her eligible dependents for twenty-four (24) months;

•
a lump sum cash payment equal to the sum of (i) Ms. McWatters’ earned, but unpaid annual base salary up to the date of involuntary or qualifying termination and (ii) any accrued, but untaken, vacation time or paid-time off; and

•
any unvested restricted stock held by Ms. McWatters shall vest in full.

In addition, upon the occurrence of a Change of Control, any unearned performance-based awards will immediately vest, if at all, based on the achievement of the applicable performance goals utilizing a shortened performance period under the awards ending on the date of such Change of Control. The Offer together with the Merger will constitute a Change of Control.
For purposes of the Officer Severance Plan, the terms below are generally defined as follows:
•
“Cause” means (i) willful and continued failure to perform substantially Ms. McWatters’ duties (other than any such failure resulting from incapacity due to a physical or mental illness), (ii) conviction (or plea of nolo contendere) for any felony or any other crime which involves moral turpitude, or (iii) gross negligence or willful misconduct in the performance of Ms. McWatters’ duties.

•
“Change in Duties” means (i) a material reduction in the duties or responsibilities of Ms. McWatters, (ii) a material reduction in Ms. McWatters’ annual base salary, or (iii) a change in the location of Ms. McWatters’ principal place of employment by more than 50 miles.

•
“Change of Control” means (i) the consummation of any transaction in which any individual, entity, group or person becomes the beneficial owner (within the meaning of Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, of stock or securities representing 50% or more of the combined voting power of the then-outstanding voting securities of the Company, (ii) a change in a majority of the board of directors of the Company, (iii) the consummation of a sale or other disposition of substantially all of the assets of the Company and its subsidiaries, taken as a whole, or (iv) the adoption of a plan relating to liquidation or dissolution of the Company.

The Company’s obligation to provide Ms. McWatters with severance payments and benefits under the Officer Severance Plan is conditioned on her execution of a release of claims in favor of the Company and continued compliance with restrictive covenant obligations.
Long-Term Cash Incentive Plan Awards
The Company previously granted Long-Term Cash Incentive Plan (“LTCIP”) awards to each of Messrs. Goodrich, Turnham and Killelea and Ms. McWatters. The target amount of the LTCIP award is (i) $2,000,000 for Mr. Goodrich, (ii) $2,000,000 for Mr. Turnham, (iii) $650,000 for Mr. Killelea and (iv) $140,000 for Ms. McWatters. One-half of such target amount is subject to a return on invested capital (“ROIC”) performance goal, which is generally measured over a single three-year performance period, and one-half of such target amount is subject to a free cash flow (“FCF”) performance goal, which is generally measured over three (3) one-year performance periods.
Each executive must generally remain continuously employed through the last day of the applicable performance period in order to receive the payment earned, if any, based on the level of achievement with respect to the ROIC performance goal or the FCF performance goal, as applicable. Notwithstanding the foregoing, in the event of a change of control (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended) in which an executive remains continuously employed through the date of such change of control, the executive will receive payment of the target amount under the LTCIP award that is subject to the ROIC performance goal to the extent that payment has not already been made with respect to such goal and one-third of the target amount under the LTCIP award that is subject to the FCF performance goal for each performance period in which payment has not already been made with respect to such goal.
The following table sets forth the amount to be paid to each of Messrs. Goodrich, Turnham and Killelea and Ms. McWatters in connection with the consummation of the Merger that relate to the LTCIP awards. The portion of the LTCIP awards attributable to 2021 FCF performance will be paid prior to the consummation of the Merger as further detailed below and is not included in this table.

Name of Executive Officer or Director	ROIC Payment under LTCIP Award ($)	FCF Payment under LTCIP Award ($)	Total Payment under LTCIP Award ($)
Executive Officers
Walter G. Goodrich	1,333,333	666,667	2,000,000
Robert C. Turnham, Jr.	1,333,333	666,667	2,000,000
Michael J. Killelea	433,333	216,667	650,000
Kristen M. McWatters	93,333	46,667	140,000
2021 Cash Incentive Compensation
Prior to the consummation of the Merger, each executive will receive a cash payment equal to (i) the executive’s annual bonus for 2021 under the Company’s annual non-equity incentive plan and (ii) the portion of the LTCIP awards attributable to 2021 FCF performance. But for the occurrence of the Merger and based on current projections, these amounts would have been paid to each of Messrs. Goodrich, Turnham and Killelea and Ms. McWatters following year end 2021. The following table sets forth the amount to be paid to such persons.
Name of Executive Officer or Director	Annual Incentive Plan Payment ($)	2021 FCF Payment under LTCIP Award ($)	Total Payment ($)
Executive Officers
Walter G. Goodrich	845,871	666,667	1,512,538
Robert C. Turnham, Jr.	845,871	666,667	1,512,538
Michael J. Killelea	359,344	216,667	576,011
Kristen M. McWatters	160,680	46,667	207,347
Indemnification of Executive Officers and Directors
Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Third Amended and Restated Certificate of Incorporation, as in effect on the date hereof (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise. The Company maintains policies insuring its and its subsidiaries’ officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933, as amended.
The Company’s Charter includes provisions that eliminate the personal liability of each director of the Company to the Company and its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Title 8, Section 174 of the DGCL, as the same exists or as such provision may hereafter be amended, supplemented or replaced, or (iv) for any transactions from which such director derived an improper personal benefit.
The Company’s Charter provides that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL in effect as of the date of the adoption of the Charter and to such greater extent as applicable law may thereafter permit, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee, agent or fiduciary of the Company or any other corporation, partnership, limited liability company, association, joint venture, trust, employee benefit plan or other enterprise which the person is or was serving at the request of the Company (“corporate status”) against any and all losses, liabilities, costs, claims, damages and expenses actually and reasonably incurred by him or on his behalf by reason of his corporate status if such proceeding was authorized by the Company Board.
The Charter further provides that the Company will pay the expenses reasonably incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses will be made only upon receipt of an undertaking executed by or on behalf of the person to be indemnified to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified by the Company.
Pursuant to the Merger Agreement:
•
for six (6) years after the Effective Time, Parent will, and will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or any other applicable law or provided under the Company’s Charter and bylaws in effect on the date of the Merger Agreement; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. If any Indemnified Person is made party to any claim, action, suit, proceeding or investigation arising out of or relating to matters that would be indemnifiable pursuant to the immediately preceding sentence, Parent will, and will cause the Surviving Corporation to, advance fees, costs and expenses (including attorneys’ fees and disbursements) as incurred by such Indemnified Person in connection with and prior to the final disposition of such claim, action, suit, proceeding or investigation, provided such person agrees to reimburse the Surviving Corporation if it is ultimately determined such Indemnified Person is not entitled to indemnification in respect of such claim, action, suit, proceeding or investigation;

•
for six (6) years after the Effective Time, Parent will cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement;

•
from and after the Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to honor and comply with their respective obligations under any indemnification agreements with any Indemnified Person, and not amend, repeal or otherwise modify any such agreement in any manner that would adversely affect any right of any Indemnified Person thereunder without the prior approval of such Indemnified Person;

•
prior to the Effective Time, the Company will or, if the Company is unable to, Parent will cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case, for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions); provided, that the Company will give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company will give reasonable and good faith consideration to any comments made by Parent with respect thereto. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date of the Merger Agreement with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date of the Merger Agreement, or the Surviving Corporation will purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date of the Merger Agreement. Notwithstanding the foregoing, in no event will Parent or the Surviving Corporation be required to, and in no event will the Company be permitted to, without Parent’s prior written consent, expend for the policies pursuant to the terms of the Merger Agreement an aggregate premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount;
•
if Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and will not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations set forth in the Merger Agreement; and

•
the rights of each Indemnified Person under the Merger Agreement will be in addition to any rights such person may have under the certificate of incorporation and bylaws of the Company or any of its subsidiaries, under Delaware law or any other applicable law or under any agreement of any Indemnified Person with the Company or any of its subsidiaries. These rights will survive consummation of the Merger and are intended to benefit, and will be enforceable by, each Indemnified Person, his or her heirs and his or her representatives.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter and the Merger Agreement, which are filed as Exhibits (e)(3) and (e)(1), respectively, to this Schedule 14D-9 and are incorporated herein by reference.
Employment Agreements and Retention Arrangements Through and Following the Merger
As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their respective affiliates regarding employment with the Surviving Corporation.
Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there are no such agreements, arrangements or understandings.

As of the date hereof, it is anticipated that none of the Company’s executive officers will continue employment with Parent or the Surviving Corporation and hence it is not expected that any of the Company’s executive officers will enter into employment agreements or other employment or consultancy arrangements with Parent or the Surviving Corporation.
Effect of the Merger Agreement on Employee Benefits and Compensation
The Merger Agreement provides that, with respect to employees of the Company or its subsidiaries immediately before the Effective Time who continue employment with the Surviving Corporation (or Parent or any of its affiliates) after the Effective Time (“Continuing Employees”), for the period commencing on the date of the closing of the Transactions and ending on the one (1) year anniversary thereof, Parent will, or will cause its affiliates (including the Surviving Corporation) to provide each Continuing Employee with (i) a base salary, wage or commission rate, bonus and other incentive compensation (including equity-based compensation) opportunities that are substantially comparable to those provided to such Continuing Employee immediately prior to the closing of the Merger, provided, however, that compensation by the Company to a Continuing Employee related to the Company’s emergence from bankruptcy shall not be included within the foregoing, (ii) employee benefits (including, without limitation, all retirement benefits (other than defined benefit pension benefits or retiree medical benefits) and vacation or paid time off) that are substantially comparable to the other compensation and employee benefits provided to such Continuing Employee immediately prior to the closing of the Merger, provided, however, that compensation by the Company to a Continuing Employee related to the Company’s emergence from bankruptcy shall not be included within the foregoing and (iii) severance payments and benefits upon a qualifying termination of employment that are substantially comparable to the severance payment and benefits set forth in the Merger Agreement.
From and after the Effective Time, Parent will, or will cause its affiliates (including the Surviving Corporation), to assume and honor their respective obligations under all employment, severance, retention, bonus, change in control and other agreements, if any, between the Company (or a subsidiary thereof) and a Continuing Employee immediately prior to the Effective Time, including but not limited to the Officer Severance Plan, the Company’s Non-Officer Employee Change of Control Severance Plan and the Company’s individual severance agreements.
Following the Effective Time, Parent will use reasonable best efforts to provide (or cause to be provided) to each Continuing Employee full credit for prior service with the Company and its subsidiaries for all purposes under employee benefit plans maintained by Parent or its subsidiaries for which the Continuing Employee is eligible to participate following the Effective Time (but such service credit will not be provided for benefit accrual purposes, except for determining eligibility to participate, level of benefits, vesting, vacation and severance) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any analogous employee plan; provided that the foregoing will not apply to the extent that it would result in any duplication of benefits for the same period of service. Parent will, and will cause its subsidiaries (including the Surviving Corporation) to (i) waive all limitations as to preexisting conditions, exclusions, actively-at-work requirements and waiting periods with respect to participation and coverage of the Continuing Employees (and any dependents thereof) under any welfare benefit plans in which such Continuing Employees (and any dependents thereof) may be eligible to participate after the closing of the Merger to the same extent such preexisting conditions, exclusions and waiting periods are waived under any analogous employee plan prior to the Effective Time and (ii) use reasonable best efforts to, provide each Continuing Employee with credit for any co-payments and deductibles paid by such Continuing Employee during the calendar year in which the Effective Time occurs under the relevant welfare benefit plans in which such Continuing Employee is eligible to participate from and after the Effective Time to the same extent as such Continuing Employee was entitled, prior the Effective Time, to credit of such co-payments or deductibles under any analogous employee plan.
Parent will permit, as soon as practicable following the Effective Time, each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended) in cash and, to the extent permitted under the terms of the plan documents (including any applicable Parent or Surviving Corporation plan documents), participant loans in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from any Company 401(k) Plan to an “eligible retirement plan” (within the meaning of Section 401(a)(31) of the Internal Revenue Code of 1986, as amended) of Parent or any of its affiliates. Parent shall cause its eligible retirement plan to accept rollovers by Continuing Employees from any Company eligible retirement plan, including, to the extent permitted under the terms of the plan documents (including any applicable Parent or Surviving Corporation plan documents), participant loans, after the Effective Time.
At the closing, the Company will be permitted to pay all amounts due pursuant to its obligation under certain agreements and compensatory plans (“Compensatory Obligations”). If and to the extent that at the closing, the Company is unable to pay the Compensatory Obligations either out of the Company’s cash on hand in excess of $5,000,000 or out of borrowings pursuant to the Company credit agreement (to the extent the Company credit agreement remains in effect with available borrowing capacity thereunder at and following the closing), at the closing, Parent or Purchaser will deposit funds with the Company in an aggregate amount sufficient to allow the Company to satisfy the Compensatory Obligations without reducing its cash on hand to an amount below $5,000,000, which funds so deposited by Parent or Purchaser shall immediately be used to satisfy such obligations.
Section 16 Matters
The Merger Agreement provides that, prior to the Effective Time, the Company will take all reasonable steps to cause any dispositions of Shares (including any derivative securities with respect to Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16 of the Exchange Act to be an exempt transaction for purposes of Section 16 of the Exchange Act.
Rule 14d-10(d) Matters
The Merger Agreement provides that, prior to the Effective Time, the Company will take all steps that may be necessary or advisable to cause each Employee Plan (as defined in the Merger Agreement) pursuant to which consideration is payable to any officer, director or employee entered into by the Company or any of its subsidiaries on or after the date the Merger Agreement to be approved or ratified as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.
(b)
Arrangements with Purchaser and Parent.

Merger Agreement
On November 21, 2021, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 “— The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15 “— Conditions to the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(i) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.
The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company or Parent and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from the standard applicable under securities laws. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by the Company to Parent and a confidential disclosure schedule delivered by Parent to the Company, in each case in connection with the signing of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement.
The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
On August 19, 2021, an affiliate of Parent and an affiliate of the Company entered into a confidentiality agreement (the “Parent Confidentiality Agreement”). Under the terms of the Parent Confidentiality Agreement, such affiliate of Parent agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the Company in connection with a possible transaction with the Company. The Parent Confidentiality Agreement included customary “standstill” provisions applicable to Parent and its affiliates.
The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Tender and Support Agreements
Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements (the “Tender and Support Agreements”) with each of (i) Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts (“Franklin”), (ii) Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 1 Holdings, L.P. (collectively, “Anchorage”) and (iii) each of the directors of the Company and certain members of the Company’s management (collectively, the “Supporting Stockholders”). The Supporting Stockholders beneficially own, in the aggregate, Shares representing approximately 41% of all outstanding Shares, based upon information provided by the Company and the Supporting Stockholders, as set forth below:
Stockholder	Shares(1)	Principal Amount Convertible Notes
Franklin Advisers, Inc., as investment manager on behalf of certain funds and accounts	2,233,995	$28,180,474
Anchorage Illiquid Opportunities V, L.P.	556,548	—
AIO V AIV 1 Holdings, L.P.	593,542	—
Walter G. Goodrich	693,353	—
Robert C. Turnham, Jr.	681,623	—
Michael J. Killelea	188,963	—
Ronald F. Coleman	66,743	—
K. Adam Leight	50,243	—
Timothy D. Leuliette	47,743	—
Jeffrey S. Serota	15,391	—
Edward J. Sondey	15,391	—
Thomas M. Souers	47,743	—
Kristen M. McWatters	10,171	—

(1)
Excludes Shares issuable upon conversion of the Convertible Notes.

The Tender and Support Agreements provide that each Supporting Stockholder will validly tender (or cause to be tendered) pursuant to the Offer its Subject Shares pursuant to the terms of the Offer as soon as practicable, but no later than ten (10) business days following commencement of the Offer (unless such Shares are acquired at a later date). The term “Subject Shares” means, with respect to a Supporting Stockholder, Shares that on the date of the Tender and Support Agreements have been issued and are outstanding and beneficially owned by any Supporting Stockholder, together with any unissued Shares that are thereafter issued to or otherwise directly or indirectly acquired by, or become beneficially owned by, any Supporting Stockholder during the support period, including, without limitation, any Shares acquired by such Supporting Stockholder (i) upon the exercise of any warrants after the date of the Tender and Support Agreements, (ii) in the case of Franklin only, upon the conversion or exchange of its 13.50% convertible second lien senior secured notes due 2023 of the Company (the “Convertible Notes”), or (iii) by means of any purchase, dividend, distribution, stock split, recapitalization, combination or exchange of Shares, merger, consolidation, reorganization or other change or transaction, in one or a series of related transactions, of or by the Company or otherwise.
In addition, each Supporting Stockholder agrees, in the event there is any vote of the Company’s stockholders, not to vote any Subject Shares in favor of, or consent to, and will vote against and not consent to, the approval of any (i) Acquisition Proposal, other than the Merger and the Transactions, (ii) corporate action or proposal submitted for approval by stockholders of the Company (including, without limitation, any amendment to the Company’s Charter or bylaws), the consummation of which could impede, interfere with, prevent or delay the consummation of the Transactions, including, without limitation, the Merger and the purchase of all Shares validly tendered pursuant to the Offer and not withdrawn, or (iii) other corporate action or proposal submitted for approval by stockholders of the Company, substantially facilitating any of the foregoing matters described in the immediately preceding clauses (i) or (ii), or that could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Supporting Stockholder under the Tender and Support Agreements. Each Supporting Stockholder agreed to ensure that, during the support period, any other person having voting power with respect to any of such Supporting Stockholder’s Subject Shares will not vote any of such Subject Shares in favor of or consent to, and will vote against, the approval of the matters described in clauses (i) through (iii) of the preceding sentence.
The Tender and Support Agreements automatically terminate upon the earlier to occur of (i) the mutual written agreement of Parent and the Supporting Stockholders, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the Effective Time, (iv) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement) in compliance with the provisions of the Merger Agreement and (v) the date of any amendment to the Merger Agreement that reduces the Offer Price or the Merger Consideration or changes the form of consideration payable in the Offer to Purchase. Upon termination of the Tender and Support Agreements, no party will have any further obligations or liabilities under the Tender and Support Agreements.
The foregoing summary of the Tender and Support Agreements do not purport to be complete and are qualified in its entirety by reference to the full text of the Tender and Support Agreements, which are filed as Exhibits (e)(5), (e)(6) and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference.
Equity Financing
Purchaser has received an Equity Commitment Letter (the “Equity Commitment Letter”) from EnCap Energy Capital Fund XI, L.P., a Texas limited partnership and an affiliate of Parent and Purchaser (“EnCap”), pursuant to which EnCap has committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, to provide equity financing in order to provide Purchaser with the requisite cash (i) to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer, (ii) to fund the Merger Consideration for the Merger and (iii) for other corporate purposes including payment of amounts (a) due pursuant to certain employee benefit plans and (b) outstanding under the Company’s credit facility, if required.
EnCap’s funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by any person upon the earliest to occur of: (i) the funding of such equity financing, (ii) the consummation of the Merger and (iii) the valid termination of the Merger Agreement in accordance with its terms (at which time all such obligations will be discharged).
The Company is a third party beneficiary of the Equity Commitment Letter for specific purposes, including the right to specifically enforce Parent’s obligation to cause the equity financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.
The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (e)(8) to this Schedule 14D-9 and which is incorporated herein by reference.
Item 4.   The Solicitation or Recommendation.
(a)
Recommendation of the Company Board.

On November 21, 2021, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are in the best interests of, and advisable to, the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company tender their Shares into the Offer.
Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
A press release, dated November 22, 2021, issued by the Company announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.
(b)
Background and Reasons for the Company Board’s Recommendation.

Background of the Offer
As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Company Board and Company management periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans to enhance stockholder value, which include executing the Company’s development plan, increasing the Company’s inventory of drilling locations (whether through bolt on acquisitions, acreage exchanges or “drill to earn” arrangements) and other potential strategic alternatives, such as possible business combination transactions.
To this end, in early 2018, the Company received several unsolicited proposals indicating interest from potential counterparties to pursue a business combination transaction. In response to these expressions of interest, the Company signed an engagement letter with Tudor, Pickering, Holt & Co. (“TPH”) pursuant to which TPH was retained by the Company Board to act as its financial advisor with respect to the consideration of strategic alternatives, potential acquisitions and sales transactions. TPH was viewed by the Company Board and Company management as having strong upstream merger and acquisitions experience and a deep understanding of the geographic areas in which the Company’s assets are located.
Through the remainder of 2018, at the request of the Company Board, TPH prepared with Company management certain financial analyses of the various transactions that the Company was considering and performed certain targeted outreach efforts to other third parties. As a result of these efforts, the Company received one formal proposal for a relative value merger, which the Company Board determined was not in the best interests of the Company and its stockholders to pursue at such time due to, among other things, the low valuation proposed for the Company. During this period of time and following receipt of this proposal, the Company pursued its existing business strategy, which included pursuing its development plan and increasing the Company’s inventory of drilling locations.
Beginning in March 2020, the global response to COVID-19, together with increased production from foreign oil producers (most notably Saudi Arabia and Russia), resulted in dramatic declines in oil and gas prices, negatively impacting the oil and gas industry in the United States. The Company Board at such time determined it was in the best interests of the Company and its stockholders to focus on positioning the Company to take advantage of the greater than $2.50 natural gas prices that were expected based on the forward natural gas price curve in 2021, which strategy included evaluating opportunities to increase its existing inventory. During the spring of 2020, the Company began evaluating further bolt on acquisition opportunities, which did not lead to any serious discussions due to a number of reasons, including gaps in valuation expectations.
In July 2020, the Company entered into a confidentiality agreement with Company A, a privately held upstream oil and gas company, to discuss a potential business combination transaction. Company management and Company A had various high level conversations regarding such a transaction that continued through November 2020. On November 10, 2020, Company A verbally proposed a relative value merger with the Company (with the resulting company as a publicly traded company), which the Company Board ultimately chose not to pursue due to, among other things, the low valuation of the Company in such proposal and the limited liquidity in the market for the pro forma company’s common stock (as Company A was, at such time, privately held by a few large holders).
In January 2021, Company B, an international natural gas company, contacted Company management to express an interest in the Haynesville Shale and a potential acquisition of the Company. On February 23, 2021, representatives of the Company and TPH held a video conference call with Company B to discuss the Haynesville Shale, as well as the Company’s and Company B’s respective upstream strategies in order to better understand each party’s level of interest in a potential transaction. In March 2021, the Company signed a confidentiality agreement with Company B, which contained a customary standstill provision with a term of one year. During the spring and summer of 2021, Company management and representatives of TPH continued to have various conversations with representatives of Company B in order to facilitate Company B’s continued due diligence. During such period of time, Company B communicated to the Company that Company B was no longer interested in pursuing a potential transaction with the Company due to the substantial increase in gas prices and the Company’s stock price outperformance over such period of time.
On March 19, 2021, the Company received an unsolicited inbound inquiry from Company C, a publicly traded upstream oil and gas company, indicating interest in a potential stock for stock merger with the Company. The next day, Company management and Company C held a meeting to discuss interest in a potential transaction. Later that month, the Company entered into a confidentiality agreement with Company C, which contained a customary standstill provision with a term of one year, and Company management began to share information with Company C in connection with Company C’s due diligence efforts. On April 19, 2021, Company C communicated to representatives of TPH that it was no longer interested in a potential merger with the Company due to the Company’s stock price outperformance over such period of time.
On May 24, 2021, Company D, a private investment fund, submitted an unsolicited proposal to acquire the Company for $13.00 per share in cash. As of such date, the Company’s closing stock price was $11.29 per Share.
On May 26, 2021, the Company Board held a special meeting in which representatives of TPH participated. The Company Board had a lengthy conversation with Company management and representatives of TPH regarding the proposal by Company D, and the Company Board decided it was not in the best interests of the Company and its stockholders at such time to pursue a transaction with Company D due to, among other things, the valuation proposed by Company D and the Company Board’s belief that Company D was unlikely to have available the requisite capital to consummate the proposal. At the same meeting, the Company Board determined that at such time it was in the best interests of the Company and its stockholders to focus on executing the Company’s development plan and growing its inventory through bolt on acquisitions and other “drill to earn” transactions that it had been discussing with other counterparties.
On June 10, 2021, at the request of the Company Board, representatives of TPH communicated to Company D that the Company Board did not believe an acquisition by Company D of the Company was in the best interests of the Company and its stockholders at such time.

On June 30, 2021, an investment bank, on behalf of a Company E, a privately owned upstream oil and gas company, contacted Company management regarding the Company’s interest in considering a potential stock for stock combination with Company E (with the resulting company as a publicly traded company).
On July 20, 2021, the Company Board held a special meeting, in which representatives of TPH participated, to discuss the proposal from Company E. TPH provided the Company Board with an overview of Company E’s areas of operation, capital structure and significant stockholders, recent transactions and developments in the upstream oil and gas sector, including the Haynesville Shale, and a preliminary financial analysis regarding a potential business combination between the Company and Company E. Following discussion, the Company Board determined that a stock for stock combination with Company E was not in the best interests of the Company and its stockholders at such time due to, among other things, the valuation proposed by Company E and the limited liquidity in the market for the pro forma company’s common stock due to Company E having highly concentrated ownership. The Company Board determined it was in the best interests of the Company and its stockholders at such time to continue to pursue its internal strategic initiatives, including executing the Company’s development plan and pursuing “drill to earn” transactions that the Company was discussing with other counterparties. The Company Board also observed that, as the Company’s internal strategic initiatives progress, it may be beneficial to pursue a sale or other strategic business combination. TPH then provided an overview of a preliminary broad list of potential buyers or other strategic business combination counterparties for the Company.
On August 6, 2021, the chief executive officer of Company F, a publicly traded company focused on the natural gas industry, contacted Company management to discuss a proposed stock for stock combination between the two companies. Company management discussed with Company F’s chief executive officer that the consideration in any business combination with Company F would need to consist of all cash or at least include a significant cash component due to the fact that Company F was in the early developmental stages of its business and Company management viewed ownership of Company F stock as speculative at such time.
On August 9, 2021, the chief executive officer of Company F sent the Company a letter proposing a stock for stock combination that would value the Company’s stock at a 20% premium to the 30-day volume-weighted average price, which implied a price per share of $15.02. As of such date, the Company’s closing stock price was $15.71 per share.
On August 11, 2021, Company management and Parent management held a preliminary meeting, during which Parent management submitted a draft proposal to acquire the Company at a price of $18.25 per share in cash. Parent’s proposal stated that it had the full support of EnCap, its financial sponsor, and was subject to an expedited diligence process, which contemplated a three week exclusivity period (subject to extension for an additional week at Parent’s sole discretion) and the possibility of a go-shop provision. Parent management indicated to Company management that it was willing to proceed with the Company on an exclusive, expedited basis.
Later on August 11, 2021, the Company Board held a special meeting, at which representatives of TPH were present, to discuss the proposals received from Company E, Company F and Parent. TPH presented the Company Board with its preliminary analysis of the Company F proposal, including a summary of Company F’s business and capital structure, the status of its efforts to raise equity capital and complete development of its business and its projected ability to provide cash consideration. The Company Board also instructed Company management and representatives of TPH to have further conversations with Parent and Company E regarding their proposals, including entry into confidentiality agreements. The Company Board, Company management and representatives of TPH also discussed the preliminary list of potential counterparties for a potential sale or strategic business combination that had previously been shared by TPH. In light of the increasing interest of potential counterparties in a transaction with the Company, the Company’s positive stock price performance, the willingness of certain counterparties to propose transactions involving a significant amount of cash consideration, as well as increasing natural gas price levels, the Company Board determined it was in the best interests of the Company and its stockholders to further pursue strategic alternatives for the Company at such time. The Company Board then directed Company management and representatives of TPH to prepare a targeted list of counterparties that all parties believed were most likely to have bona fide interest in and capabilities to effectuate a sale or other business combination that would be attractive to the Company and its stockholders.

On August 15, 2021, Company management and representatives of TPH met and discussed the proposed counterparty list that the Company Board had previously directed Company management and representatives of TPH to develop. After consulting with the Company Board, Company management directed TPH to contact 20 potential buyers (including Company B, Company C, Company D, Company E, Company F and Parent) to gauge interest in a sale or other strategic transaction involving the Company. TPH began this outreach on or about September 3, 2021. After TPH’s initial outreach, several additional prospective buyers entered into confidentiality agreements, which included customary standstill provisions.
On August 19, 2021, an affiliate of the Company and an affiliate of Parent entered into the Parent Confidentiality Agreement, which contained a customary standstill provision with a term of two years. Thereafter, the Company began providing Parent and its representatives with access to certain due diligence information of the Company on an as requested basis.
Throughout the remainder of August and September of 2021, representatives of Parent continued to have high level conversations with Company management regarding the potential transaction and other due diligence matters, including information regarding a pending acquisition of eight producing wells and 5,800 gross (4,500 net) acres in the Haynesville Share that was subsequently consummated and publicly announced on September 1, 2021. During this time, Parent and its advisors as well as other buyers that signed confidentiality agreements with the Company were provided access to the Company’s virtual data room for the purpose of conducting due diligence on the Company and received access to its reserve database.
On August 26, 2021, representatives of Company E contacted representatives of TPH and indicated that Company E had further considered its proposal and was willing to consider an all cash deal that valued the Company at approximately $19.00 per Share. As of August 26, the Company’s closing stock price was $15.55 per Share.
During August, September and October 2021, representatives of TPH provided periodic updates to the Company Board and Company management regarding its conversations with each counterparty with whom TPH had engaged regarding a transaction with the Company.
On August 31, 2021, the Company and Company F entered into a confidentiality agreement, which contained a customary standstill provision with a term of two years. Thereafter, Company management began to share information with Company F in connection with Company F’s due diligence efforts.
On September 3, 2021, the Company and Company E entered into a confidentiality agreement, which contained a customary standstill provision with a term of one year. The confidentiality agreement also contained a “fall away” provision rendering the standstill obligations inapplicable upon certain events related to a change of control transaction involving the Company. Thereafter, the Company began providing Company E and its representatives with access to certain due diligence information regarding the Company on an as requested basis.
On September 8, 2021, the Company and Company D entered into a confidentiality agreement, which contained a customary standstill provision with a term of one year. The confidentiality agreement also contained a “fall away” provision rendering the standstill obligations inapplicable upon certain events related to a change of control transaction involving the Company.
On September 18, 2021, the chief executive officer of Company F communicated a revised proposal for a transaction involving stock and $150 million in cash consideration. Following the Company Board’s prior instructions, Company management responded and advised Company F’s chief executive officer that $150 million in cash consideration and Company F’s valuation proposal were not acceptable to the Company Board but that the Company Board would remain open to receiving other proposals with both a higher valuation and cash component.
On September 22, 2021, the Company Board met at a regularly scheduled meeting. At such meeting, representatives of Vinson & Elkins, L.L.P., the Company’s legal counsel in connection with various legal and governance matters (“V&E”), provided the Company Board with an overview of its fiduciary duties in connection with a consideration of strategic alternatives. Afterwards, representatives of TPH joined the meeting and discussion occurred regarding valuation questions and the status of the market check process, including the status of each counterparty’s due diligence investigation and feedback received from each counterparty. The Company Board also discussed additional matters related to a potential transaction, including the Company’s operating and strategic plans, both near-term and long-term, and the risks associated with the Company’s ability to achieve such plans, including the level and volatility of natural gas prices and the strong historical correlation between natural gas prices and the Company’s intrinsic value and stock price.
During September and October 2021, representatives of TPH had periodic discussions with the potential counterparties on the findings of their due diligence and interest levels in a potential transaction. In mid-September 2021, representatives of TPH communicated to each counterparty (other than Parent) that interested parties should submit proposals for strategic transactions to TPH by October 6, 2021. Parent had previously communicated to representatives of TPH and Company management that it was not interested in pursuing an acquisition of the Company in an auction process. By October 6, 2021, all of the potential bidders (including Company C, Company E and Company F) had communicated to representatives of TPH that they would not be submitting formal proposals to acquire the Company.
On October 6, 2021, Parent management called Company management to discuss the potential transaction, with both sides agreeing to continue the due diligence and the valuation refining process. Additionally, a representative of Greenhill spoke with a representative of TPH regarding timing and additional steps in such process.
On October 11, 2021, Parent, the Company, Greenhill and TPH conducted a working diligence session at TPH’s offices.
On October 12, 2021, a representative of Greenhill spoke with a representative of TPH and advised TPH that Parent had approval from EnCap to submit a revised proposal with an offer at a premium to the current stock price.
On October 13, 2021, Parent management sent Company management a revised indication of interest (the “October 13 Proposal”) that proposed a per Share valuation of $23.00 in cash. The October 13 Proposal provided that it was subject to additional confirmatory due diligence and proposed a three week exclusivity period with a one week extension at Parent’s option. Such proposal also expressed Parent’s willingness to consider a “go-shop” provision in the definitive merger agreement. Additionally, the October 13 Proposal assumed that the holders of the Company’s Convertible Notes would convert their Convertible Notes to an amount in cash equal to 101% of the principal amount plus accrued and unpaid interested, if any.
On October 14, 2021, the Company Board held a special meeting to consider the October 13 Proposal. Representatives of TPH and V&E were in attendance. The Company Board considered, among other things, the increased price per Share in Parent’s proposal, the exclusivity period and potential go-shop, the results of the outreach to other potential counterparties, the timeline of the proposed transaction and the possibility it could be consummated prior to year-end, and the level and volatility of natural gas prices and the strong historical correlation between natural gas prices and the Company’s intrinsic value and stock price. After such discussion, the Company Board unanimously approved making a counter proposal to Parent at a price per Share of $25.00.
Following such meeting of the Company Board and upon instruction from the Company Board, a representative of TPH spoke with a representative of Greenhill and communicated the counterproposal of $25.00 per Share.
Later that day, a representative of Greenhill contacted a representative of TPH and communicated a revised proposal from Parent of $24.00 per Share, but as a condition of such higher proposal, Parent would require a “no shop” provision (rather than the previously proposed “go-shop”) with customary fiduciary out provisions, along with a $25 million termination fee. Greenhill also asked for an exclusivity period for three weeks of confirmatory diligence.
At a special meeting of the Company Board on October 15, 2021, representatives of TPH informed the Company Board of the counteroffer proposed by Parent from the previous day. The Company Board then discussed whether the $24.00 per Share price and the termination fee of $25 million were acceptable. Over the course of these discussions, the Company Board determined that, based on discussions to date, it was unlikely that Parent would proceed in a transaction at a higher valuation than $24.00 per share. After such discussion, the Company Board unanimously approved making a counter proposal to continue to explore whether the potential transaction could be agreed to at a price per Share of $24.00, reduce the termination fee to $12 million, request that Parent obtain a customary equity commitment letter from EnCap and reduce its exclusivity period to two weeks (subject to extension for up to one additional week exercisable at Parent’s sole discretion).
On October 19, 2021, Parent management submitted a non-binding letter of intent (“LOI”) to Company management that proposed a per Share price of $24.00 and outlined several verbal understandings the parties had reached during negotiations, which included Parent’s requirement that certain Company stockholders and members of management holding at least 50% of the outstanding Shares would enter into Tender and Support Agreements, and the Company’s requirement that Parent would deliver a customary Equity Commitment Letter from EnCap, as well as a two week exclusivity period (subject to Parent’s right to extend the exclusivity period by an additional week) and a termination fee of $15 million. Concurrently, Parent and Greenhill sent the Company and TPH a list of all of Parent’s confirmatory due diligence requests.
Later that day, Company management and representatives from V&E provided comments to the LOI that included, among other items, a requirement that the Tender and Support Agreements would include a customary “fall away” provision in the event of a change of recommendation of the Company Board in accordance with a definitive agreement.
On October 20, 2021, Hunton Andrews Kurth LLP, Parent’s legal advisor (“Hunton AK”), sent V&E a proposed form of Equity Commitment Letter. Between October 20, 2021 and October 26, 2021, representatives of Hunton AK and V&E exchanged drafts of the Equity Commitment Letter and engaged in discussions regarding the terms of the Equity Commitment Letter, the all-in cost of consummating the transaction, including the estimated amount of the Company’s debt at December 31, 2021, anticipated transaction fees and expenses and related matters and the amount of the commitment in the Equity Commitment Letter necessary to cover such amounts.
On October 26, 2021, Parent and the Company signed the LOI, which contained a binding exclusivity period of two weeks, with Parent’s option to unilaterally extend exclusivity for one additional week, and which was otherwise non-binding. Following the signing of the LOI, V&E sent Hunton AK an initial a draft of the Merger Agreement.
On October 27, 2021, Hunton AK delivered its initial legal due diligence request to V&E.
During the remainder of October and through November 14, 2021, a number of additional in-person meetings and phone calls took place between the Company, Parent and EnCap as part of the due diligence process. Key meetings took place around land, reserves, human resources and other areas. Netherland, Sewell & Associates, Inc., the Company’s independent petroleum engineers, and Opportune LLP, Parent’s third party forensic accounting firm, also took part in certain of these meetings.
On November 2, 2021, Hunton AK sent V&E a revised draft of the Merger Agreement, which, among other things, removed the ability of the Company Board to change its recommendation in response to an intervening event. Also on November 2, 2021, Hunton AK sent V&E a draft of the Tender and Support Agreement, which provided that such agreement would terminate in the event the Company Board changed its recommendation. The Tender and Support Agreement contemplated that stockholders owning at least 50% of the outstanding shares would sign the Tender and Support Agreement in connection with the entry into a merger agreement.
That same day, the Company Board held a special meeting to discuss the proposed transaction. Representatives of TPH and V&E were present. Representatives of TPH gave the Company Board a presentation discussing a number of topics related to the proposed transaction, including (i) a summary of the financial aspects of the transaction proposal and implied metrics, (ii) the natural gas pricing context, including a discussion of near-term and long-term natural gas prices and volatility, and (iii) preliminary financial analysis of the proposed transaction and other information related to the proposed transaction. Additionally, representatives of V&E gave the Company Board a presentation discussing a number of topics related to the proposed transaction, including the proposed terms and status of the Merger Agreement and other legal documentation, details around how the transaction was structured as a two-step merger with a tender offer followed by a back-end merger, the tender offer documentation and filing requirements, and the anticipated timeline for closing the transaction.
On November 5, V&E sent Hunton AK a revised draft of the Merger Agreement. The next day, Parent gave the Company written notice pursuant to which it exercised its right to extend the exclusivity period by an additional week as contemplated by the LOI.
On November 7, 2021, Parent management sent an update via email to Company management to detail the status of diligence and financial valuation. The email stated that the updated valuation of certain Company assets was less than originally calculated, but the decrease had not yet been quantified. The parties continued to correspond via email and telephone, and ultimately decided to pause negotiations until the valuation calculation was updated.
On November 8, 2021, Hunton AK provided a revised draft of the Merger Agreement to V&E which again removed the ability of the Company Board to change its recommendation in response to an intervening event.
On November 10, 2021, Parent management, together with a Greenhill representative, met with Company management and representatives of TPH at Parent’s offices. At the meeting, Parent representatives explained their due diligence findings and valuation analysis, and presented Company management with a letter changing Parent’s non-binding proposed price per Share from $24.00 to $22.00.
On November 11, 2021, the Company Board held a special meeting to discuss the revised proposal from Parent with both TPH and V&E in attendance. TPH explained that as a result of certain items uncovered during diligence, Parent had reduced its proposed price from $24.00 per Share to $22.00 per Share. TPH noted that, between the time the LOI was executed and Parent’s revised proposal, prompt month natural gas prices had declined by $0.36 and longer-dated years in the strip had declined by $0.11. After a lengthy discussion, the Company Board unanimously approved making a counter proposal to Parent at a price per Share of $23.00 and decreasing the termination fee to $10 million. In considering whether to make a counterproposal, the Company Board considered the fact that it was unlikely that Parent would proceed with a transaction at $24.00 per Share based on its revised financial analysis and due diligence findings and many of the same factors it had considered previously during the negotiations with Parent, including the results of the market check process, the level and volatility of natural gas prices and the strong historical correlation between natural gas prices and the Company’s intrinsic value and stock price, the trading levels of the Company’s stock and related matters. Upon conclusion of the meeting, Company management called Parent management to convey the Company Board’s formal response to Parent’s revised proposal. Company management followed up with an email to Parent management and EnCap to detail the formal response in writing, which included a price per Share of $23.00 but reduced the termination fee to $10 million. Company management conveyed that its willingness to resume negotiations with Parent was subject to receiving confirmation that its due diligence was complete and that the parties were in agreement regarding the assumption by Parent of various Company liabilities in the transaction and related matters.
On November 12, 2021, Hunton AK sent V&E a further revised draft of the Merger Agreement and an updated draft of the Tender and Support Agreement.
On November 14, 2021, Parent management confirmed via e-mail that its due diligence was complete and it was in agreement with the Company regarding the assumption of liabilities in the transaction. Parent’s email also included the following terms: a price per Share of $23.00 and a termination fee of $15 million. Later that day, V&E sent Hunton AK a further revised draft of the Merger Agreement, Tender and Support Agreements and Equity Commitment Letter. The revised Merger Agreement, among other things, again added back the provisions around the Company Board’s ability to change its recommendation in response to an intervening event and included a termination fee of $10 million. The revised Merger Agreement also included a provision that would permit the Company to waive standstill obligations in the Company’s third party confidentiality agreements in certain situations.
In response to Parent’s position that the termination fee remain $15 million, on November 15, 2021, the Company Board held a meeting and approved leaving the termination fee at $15 million, and the Company communicated such approval to Parent. On November 16, 2021, members from Parent management, Company management, V&E, Hunton AK, EnCap and representatives of TPH and Greenhill held an in-person meeting at EnCap’s offices in downtown Houston, Texas. The parties discussed and negotiated the terms and provisions of the Equity Commitment Letter, including the dollar amount to be committed by EnCap therein, the Tender and Support Agreements, including the intended process to negotiate such agreements with the proposed Supporting Stockholders, and the Merger Agreement.
Later that afternoon, Hunton AK sent V&E a further revised draft of the Merger Agreement that included revised terms to account for the negotiations at the in-person meeting that morning. Hunton AK also sent EnCap an updated draft of the Equity Commitment Letter. V&E and Hunton AK held a telephone call to further discuss certain terms in the Merger Agreement and Tender Support Agreements. Later that evening, Hunton AK sent V&E a further revised draft of the Equity Commitment Letter reflecting the increased dollar amount committed by EnCap therein. Still later that evening, V&E sent Hunton AK updated drafts of the Tender and Support Agreements, Merger Agreement and Equity Commitment Letter.
On November 17, 2021, Company management began to reach out to certain of the Company’s stockholders that Parent had requested sign Tender and Support Agreements, including Franklin, Anchorage and funds affiliated with LS Power Development, LLC (“LS Power”). During these discussions, Franklin and Anchorage indicated that they were supportive of the proposed transaction and would enter into Tender and Support Agreements. LS Power indicated to Company management that it would not enter into a Tender and Support Agreement unless (i) its Shares were purchased prior to the end of 2021 or (ii) it had the ability to withdraw its support for the proposed transaction if it did not close by the end of 2021.
Over November 17 and 18, 2021, Company management communicated the developments with respect to Franklin, Anchorage and LS Power to Parent management.
On November 19, 2021, the Company Board held a special meeting to discuss the latest developments in the transaction, specifically with respect to LS Power. Company management informed the Company Board that earlier that day, direct discussions between EnCap and Parent, on the one hand, and LS Power, on the other hand, had begun taking place. Such discussions centered around a potential transaction whereby Parent would purchase all of the Shares beneficially owned by LS Power for $23.00 per Share immediately prior to the execution of the Merger Agreement, therefore guaranteeing that LS Power would complete the sale of its Shares prior to the end of 2021. Representatives of V&E explained to the Board that any such transaction between LS Power and Parent would need to occur prior to the commencement of the tender offer, because the securities laws generally prohibit purchases outside a tender offer while such tender offer is pending. The Company Board also discussed the fact that it would need to waive the standstill provisions (the “Waiver”) in the Parent Confidentiality Agreement in connection with the proposed transaction between Parent and LS Power. After consideration, the Company Board unanimously determined that (i) it would support moving forward with the proposed transaction if EnCap, Parent and LS Power were able to come to a definitive agreement for the purchase of LS Power’s Shares and (ii) it was not in the best interests of the Company and its stockholders to approve a transaction with Parent where LS Power’s Tender and Support Agreement would terminate by December 31, 2021. The Company Board also authorized Company management and V&E to continue to progress the definitive documentation to reflect the proposed transaction between Parent and LS Power, including the Waiver.
Over November 20 and 21, 2021, Parent and LS Power agreed that they would enter into a Stock Purchase Agreement (the “LS Power Purchase Agreement”), pursuant to which Parent agreed to purchase the Shares beneficially owned by LS Power at a price per Share of $23.00 but, in the event the purchase price per Share paid upon consummation of the tender offer were to exceed $23.00, Parent would pay LS Power an amount equal to what LS Power would have received upon consummation of the Offer.
Through November 21, 2021, V&E and Hunton AK continued to exchange drafts of the Merger Agreement and the other transaction documents, and the Company, Parent, V&E and Hunton AK held a series of calls to finalize such documents.
On the afternoon of November 21, 2021, the Company Board met to discuss the proposed final form of the Merger Agreement and related documents in light of the other strategic alternatives available to the Company. At this meeting, representatives of V&E reviewed with the Company Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination, and detailed the terms of the proposed Merger Agreement. Also at this meeting, representatives of TPH provided the Company Board with an overview of the process conducted to date and its financial analyses based on the proposed price of $23.00 per Share in cash consideration. TPH delivered an oral opinion, which opinion was subsequently confirmed in writing, to the effect that, as of such date and based upon and subject to the assumptions TPH made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the Consideration to be paid to the holders of outstanding Shares of the Company (other than the Excluded Shares) in the Transactions was fair, from a financial point of view, to such holders. The Company Board then determined that the Merger Agreement and the Transactions are in the best interests of, and advisable to, the Company and its stockholders, declared it advisable to enter into the Merger Agreement, authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The Company Board additionally approved the Waiver, with Company Board member Edward J. Sondey recusing himself from such vote due to his affiliation with LS Power.
On the evening of November 21, 2021, Parent and the Company entered into the Merger Agreement and related transaction documents.
On the morning of November 22, 2021, the transaction was publicly announced.
Reasons for the Recommendation of the Company Board
The Company Board reviewed and considered the Offer in consultation with Company management, as well as the Company’s financial and legal advisors. On November 21, 2021, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are in the best interests of, and advisable to, the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) resolved that the Merger be effected pursuant to Section 251(h) of the DGCL and (iv) resolved, subject to the terms of the Merger Agreement, to recommend that the stockholders of the Company tender their Shares into the Offer.
Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:
Reasons in favor of the Transactions:
•
Attractive Price.   The all-cash consideration of $23.00 per Share was viewed by the Company Board as more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company pursuing its business plans on a standalone basis, taking into account the risks and uncertainties faced by the Company (including the volatility in natural gas prices and the strong historical correlation between such prices and the Company’s intrinsic value and stock price), as compared to the relative certainty and liquidity of the all-cash merger consideration;

•
Immediate Liquidity.   The low trading volume and the historical illiquidity of the market for the Company’s Shares as compared to the Offer Price and the Merger Consideration, which are all-cash, providing certainty, immediate value, and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•
Substantial Premium.   The current and recent market prices of the Shares, and the fact that the Offer Price represents what the Company Board believes is an attractive premium to recent market prices of the Shares, including:

•
A 7% premium to the closing price per Share reported on the NYSE American on November 19, 2021, the last full trading day before the execution of the Merger Agreement and the Offer were announced; and

•
A 47% premium to the Company’s year-to-date volume-weighted average price (“VWAP”) as of November 19, 2021, the last full trading day before the execution of the Merger Agreement and the Offer were announced;

•
The Company’s Operating and Financial Condition and Prospects.   The Company’s operating and financial performance and its prospects, including the Company Forecasts (as defined below), which reflect an application of various assumptions of Company management and consideration of the inherent uncertainty of achieving the Company Forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

•
High Likelihood of Closing.   The belief of the Company Board that the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the absence of regulatory approvals required in connection with the consummation of the Offer and the Merger, (iii) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk and (iv) there not being a financing condition as a result of the Equity Commitment Letter and EnCap’s commitment to fund the equity financing pursuant to such Equity Commitment Letter;

•
TPH Analysis and Fairness Opinion.   The financial analyses based on the proposed price of $23.00 per Share presented by TPH to the Company Board and an oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated November 21, 2021, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the Consideration (as defined below) to be paid to the holders of outstanding Shares of the Company (other than (i) Shares that are held by any stockholders who properly demand appraisal in connection with the Merger, (ii) Shares then owned by Parent, Purchaser or certain of their respective affiliates and (iii) Shares held in treasury by the Company or by any of its wholly owned subsidiaries, collectively, the “Excluded Shares”) in the Transactions was fair, from a financial point of view, to such holders;

•
Other Alternatives.   The belief of the Company Board, after having received a number of unsolicited proposals and after completing the market check process conducted through approximately October 6, 2021 by the Company, which included outreach to approximately 20 potential counterparties in the summer and fall of 2021 and is discussed in further detail above in Item 4 under the heading “The Solicitation or Recommendation — Background of the Offer,” which the Company Board believed resulted in the highest price reasonably available to the Company’s stockholders, and its consideration of the Company’s continuing to operate on a stand-alone basis, in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•
Opportunity to Accept a Superior Proposal.   The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals after the date of the Merger Agreement until the earlier to occur of the time at which the Shares are first accepted for payment under the Offer and the termination of the Merger Agreement in accordance with its terms, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee in an amount equal to $15 million, representing approximately 3.85% of the equity value in the Transactions, which amount the Company Board believes to be reasonable and customary under the circumstances;

•
Tender Offer Structure; Timing of Completion.   The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

•
Appraisal Rights.   That stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the Transactions:
•
Opportunity Costs.   The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

•
Potential Negative Impact on the Company’s Business.   The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance, and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

•
Business Operation Restrictions.   The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

•
Termination Fee.   The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to Parent a termination fee in the amount of $15 million;

•
Litigation.   The risk of litigation in connection with the Offer or the Merger;

•
Transaction Expenses.   The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed;

•
Interests of Insiders.   The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally as discussed in further detail above in Item 3(a) under the heading “Arrangements with Current Executive Officers, Directors and Affiliates of the Company;” and

•
Tax Treatment.   The treatment of the Offer Price and the Merger Consideration in the Transactions as taxable to the holders of Shares for federal income tax purposes.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and Company management were assisted and advised by legal counsel and financial advisors.
The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.
(c)
Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer, in accordance with the Tender and Support Agreements, all Shares that he or she owns of record or beneficially in compliance with terms of the Tender and Support Agreements to which her or she is a party. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)
Opinion of the Financial Advisor to the Company Board

Introduction
The Company retained TPH, the energy investment and merchant banking business of Perella Weinberg Partners LP, to act as the Company’s financial advisor and provide an opinion in connection with the Transactions. The Company Board instructed TPH to evaluate the fairness, from a financial point of view, to the holders of outstanding Shares (other than the Excluded Shares) of the Offer Price and Merger Consideration (the “Consideration”) to be paid to such holders in the Transactions.
On November 21, 2021, at a meeting of the Company Board held to evaluate the Transactions, TPH delivered an oral opinion to the effect that, as of such date and based upon and subject to the assumptions TPH made, procedures followed, factors considered and qualifications and limitations on the review undertaken as set forth in the opinion and based upon other matters as TPH considered relevant, the Consideration to be paid to the holders of outstanding Shares (other than the Excluded Shares) in the Transactions was fair, from a financial point of view, to such holders. TPH subsequently confirmed its oral opinion in writing, dated November 21, 2021, to the Company Board.
The TPH opinion speaks only as of the date and the time TPH rendered it and not as of the time the Transactions may be completed or any other time. The TPH opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.
The full text of TPH’s written opinion, which describes, among other things, the assumptions made, procedures followed, factors considered and qualifications and limitations on the review TPH undertook, is attached as Annex A to this Schedule 14D-9 and is incorporated by reference in its entirety. The summary of TPH’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. Company stockholders are encouraged to read the TPH opinion carefully in its entirety. TPH delivered its opinion for the information and assistance of the Company Board in connection with the Company Board’s consideration of the Transactions, and TPH’s opinion does not address any other aspect of the Merger Agreement or the Transactions and does not constitute a recommendation as to whether any holder of Shares should tender such Shares in the Offer or as to how such holder should act with respect to such Transactions or any other matter.
In connection with rendering its opinion, TPH reviewed, among other things:
•
a draft of the Merger Agreement dated November 21, 2021;

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the annual report to stockholders and the Annual Report on Form 10-K of the Company for the year ended December 31, 2020;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company for the quarterly periods ended March 31, June 30 and September 30, 2021;

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certain other communications from the Company to its stockholders;

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certain internal financial, hydrocarbon resource and production information and forecasts for the Company prepared by Company management (the “Forecasts”); and

•
certain publicly available research analyst reports with respect to the future financial performance of the Company.

The Forecasts reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures made by the management of the Company that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on TPH’s analyses and its opinion. TPH also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company. In addition, TPH reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain upstream business combinations involving Haynesville-focused target companies and performed such other studies and analyses, and considered such other factors, as TPH considered appropriate.
For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for TPH, or publicly available. In that regard, TPH assumed with the Company’s consent that the Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company, and that such Forecasts provided a reasonable basis upon which to evaluate the Transactions.
TPH expressed no view or opinion with respect to the Forecasts or the assumptions on which they were based, and TPH further assumed, among other things, that (i) the executed Merger Agreement (together with the exhibits and schedules thereto) would not differ in any respect material to TPH’s analyses or opinion from the draft versions TPH examined, referenced above, (ii) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct in all material respects, (iii) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Transactions would be satisfied without material amendment or waiver thereof, (v) the Transactions would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transactions would be obtained, without, in the case of each of the foregoing clauses (i) – (vi), any material adverse effect on the Company, Parent, Purchaser, the holders of Shares (other than the Excluded Shares), or the expected benefits of the Transactions in any way meaningful to TPH’s analysis. In addition, TPH did not independently evaluate or appraise the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, and TPH was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax, bankruptcy or accounting matters.
TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of November 19, 2021. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring, or of which TPH becomes aware, after the date on which its opinion was rendered.
The estimates contained in TPH’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, TPH’s analysis and estimates are inherently subject to substantial uncertainty.
In arriving at its opinion, TPH did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. TPH employed several analytical methodologies in its analyses, and no one single method of analysis should be regarded as dispositive of TPH’s overall conclusion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, TPH believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and all factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. TPH’s conclusion, therefore, is based upon the application of TPH’s own experience and judgment to all analyses and factors considered by it, taken as a whole. TPH’s opinion was reviewed and approved by its fairness opinion committee.
TPH’s opinion addressed only the fairness, from a financial point of view, as of November 21, 2021, to the holders of outstanding Shares (other than the Excluded Shares) of the Consideration to be paid to such holders in the Transactions. TPH’s opinion did not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might have been available to the Company. TPH did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of the Company or Parent or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Parent, or any class of such persons, in connection with the Transactions, whether relative to the Consideration pursuant to the Merger Agreement, or otherwise. TPH did not express any opinion as to the price at which Shares or the securities of any other party would trade at any time.
The data and analyses summarized below in this Schedule 14D-9 are from TPH’s presentation to the Company Board delivered on November 21, 2021. The analyses summarized below include information presented in tabular format. To fully understand the financial analyses performed, the tables must be considered together with the textual summary of the analyses and full text of TPH’s written opinion, which is included as Annex A of this Schedule 14D-9.
Summary of TPH’s Analyses
Certain Financial Metrics
For purposes of the analyses described below, the following terms have the following meanings:
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“TEV” or “enterprise value” is calculated as the fully-diluted equity value of a company, plus book value of net debt, any preferred equity and non-controlling interests.

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“EBITDA” is calculated as earnings before interest expense, income and similar tax, depreciation, depletion, and amortization, share-based compensation expense and impairment of oil and natural gas properties (if any). In calculating EBITDA, mark-to-market gains and losses on commodity derivatives not designated as hedges are also excluded. “EBITDA” as used in this Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board,” is calculated in the same manner as “Adjusted EBITDA” in Item 8(e) under the heading “Certain Company Management Forecasts.”

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“FCF Yield” means cash flow from operations less capital expenditures divided by equity value.

The Company employs the “full cost” method of accounting for its oil and gas operations. Unless otherwise indicated, EBITDA metrics for the Company are adjusted to include the impact of capitalized general and administrative expenses.
Market and Commodity Price Assumptions
Unless otherwise noted, TPH used market closing prices as of November 19, 2021. The commodity price assumptions used by TPH in certain of its analyses are summarized below:
NYMEX strip pricing for Henry Hub Gas and WTI Crude as of November 19, 2021 (“NYMEX Strip”):
Year	Henry Hub Gas ($/MMbtu)	WTI Crude ($/Bbl)
2022E	$4.33	$72.20
2023E	$3.54	$66.64
2024E	$3.22	$63.44
2025E	$3.09	$61.22
2026E and thereafter	$3.02	$59.66

Pricing for Henry Hub Gas and WTI Crude provided by Company management and used by management in its strategic capital planning, for which prices were held flat in 2024E, 2025E, 2026E and therafter (“Long-Term $3 Gas Pricing”):
Year	Henry Hub Gas ($/MMbtu)	WTI Crude ($/Bbl)
2022E	$3.50	$65.00
2023E	$3.25	$60.00
2024E	$3.00	$55.00
2025E	$3.00	$55.00
2026E and thereafter	$3.00	$55.00
3-Year Trailing Spot Price Average for Henry Hub Gas and WTI Crude as of November 19, 2021 (“3-Year Historical Average”):
Year	Henry Hub Gas ($/MMbtu)	WTI Crude ($/Bbl)
2022E	$2.83	$53.92
2023E	$2.83	$53.92
2024E	$2.83	$53.92
2025E	$2.83	$53.92
2026E and thereafter	$2.83	$53.92
Wall Street Consensus pricing for Henry Hub Gas and WTI Crude based on broker estimates published in the 30 days ending November 19, 2021, for which prices were held flat in 2024E, 2025E, 2026E and thereafter (“Wall Street Consensus”):
Year	Henry Hub Gas ($/MMbtu)	WTI Crude ($/Bbl)
2022E	$4.16	$70.60
2023E	$3.74	$70.65
2024E	$3.68	$71.44
2025E	$3.68	$71.44
2026E and thereafter	$3.68	$71.44
Selected Public Companies Trading Analysis
TPH reviewed and analyzed certain financial information including valuation multiples related to the Company and selected (i) gas-focused public exploration and production companies with onshore non-minerals asset bases and current net production of less than or equal to 30% oil and greater than $250 million TEV (“Gas-Focused Public Companies”) and (ii) small capitalization public companies with onshore exploration, non-minerals asset bases, and TEV between $250 million and $2.0 billion, leverage (defined as net debt divided by 2021E EBITDA) less than 3.00x and 2022E and 2023E estimates available in FactSet (“Small-Cap Public Companies”).
The financial information reviewed included:
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TEV as a multiple of 2021E, 2022E and 2023E EBITDA(X), based on median research analysts’ consensus estimates per FactSet as of November 19, 2021; and

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2022E and 2023E FCF Yield.

The companies included in the analysis for the Company and their relevant financial metrics reviewed were as follows:

Gas-Focused Public Companies Metrics:
	2021E TEV / EBITDA(X)	2022E TEV / EBITDA(X)	2023E TEV / EBITDA(X)	2022E FCF Yield	2023E FCF Yield
EQT Corporation (EQT)*	6.0x	4.5x	3.7x	19%	25%
Chesapeake Energy Corporation (CHK)	3.6x**	3.1x	3.0x	17%	15%
Southwestern Energy Company (SWN)	4.2x***	3.5x	3.3x	22%	23%
Range Resources Corporation (RRC)	6.6x	4.7x	5.5x	22%	18%
CNX Resources Corporation (CNX)	4.5x	4.5x	4.7x	21%	18%
Antero Resources Corporation (AR)*	4.4x	3.0x	3.9x	28%	19%
Comstock Resources, Inc. (CRK)	4.2x	3.4x	3.5x	34%	29%

*
EBITDAX / FCF metrics do not include equity investment in relevant midstream partners.

**
2021E CHK EBITDAX based on CHK IR presentation as of November 2, 2021 and VEI EBITDAX based on the merger proxy statement.

***
Based on SWN / GEP transaction announcement IR presentation.

Small-Cap Public Companies Metrics:
	2021E TEV / EBITDA(X)	2022E TEV / EBITDA(X)	2023E TEV / EBITDA(X)	2022E FCF Yield	2023E FCF Yield
SilverBow Resources, Inc. (SBOW)*	3.6x	2.9x	3.1x	22%	24%
Riley Exploration Permian, Inc. (REPX)	5.8x	3.9x	3.5x	11%	15%
Earthstone Energy, Inc. (ESTE)**	5.1x	3.0x	3.2x	15%	11%
Berry Petroleum Corporation (BRY)	5.2x	3.2x	2.9x	27%	29%

*
Shown pro forma for Eagle Ford acquisition announced on October 11, 2021.

**
Shown pro forma for Midland acquisition announced on October 4, 2021.

The preceding companies are referred to in this discussion as the “selected public companies.” No selected public company or group of companies is identical to the Company. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the selected public companies that could affect the public trading values of the Company also are relevant.
TPH observed the following comparable financial metrics for the Company (reflecting September 30, 2021 debt and cash balances): 2021E TEV / EBITDA of 3.7x, 2022E TEV / EBITDA of 2.1x, 2023E TEV / EBITDA of 2.2x, 2022E FCF Yield of 28% and 2023E FCF Yield of 22%. TPH also observed that the Company’s average TEV / next twelve month EBITDA multiple (based on Wall Street estimates compiled by FactSet) over the three (3) years ended November 19, 2021 was 2.5x less than the corresponding median multiple of the Gas-Focused Public Companies referenced above, and 1.4x less than the corresponding median multiple of the Small-Cap Public Companies referenced above.
Based on the ranges observed among the selected public companies and the Company, TPH applied selected multiple ranges to the applicable Company financial and production metrics to derive implied Company enterprise and per share values using the Forecasts at NYMEX Strip pricing, Long-Term $3 Gas Pricing, 3-Year Historical Average pricing and Wall Street Consensus pricing.
The multiples applied to the metrics of the Company ranged from (i) 3.50x to 4.50x for 2021E TEV / EBITDA (calculated solely with reference to NYMEX Strip pricing), (ii) 2.00x to 3.00x for 2021E TEV / EBITDA, (iii) 2.00x to 3.00x for 2023E TEV / EBITDA, (iv) 30% to 25% for 2022E FCF Yield and (v) 25% to 20% for 2023E FCF Yield.

TPH’s application of such ranges of 2021E TEV / EBITDA multiples indicated implied reference ranges per Share of $17.23 to $24.00 using the Forecasts at NYMEX Strip pricing.
TPH’s application of such ranges of 2022E TEV / EBITDA multiples indicated implied reference ranges per Share of (i) $21.36 to $34.42 using the Forecasts at NYMEX Strip pricing, (ii) $16.75 to $28.14 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $11.33 to $20.71 using the Forecasts at 3-Year Historical Average pricing and (iv) $20.42 to $33.13 using the Forecasts at Wall Street Consensus pricing.
TPH’s application of such ranges of 2023E TEV / EBITDA multiples indicated implied reference ranges per Share of (i) $18.74 to $30.85 using the Forecasts at NYMEX Strip pricing, (ii) $15.67 to $26.67 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $11.25 to $20.59 using the Forecasts at 3-Year Historical Average pricing and (iv) $20.87 to $33.75 using the Forecasts at Wall Street Consensus pricing.
TPH’s application of such ranges of 2022E FCF Yield multiples indicated implied reference ranges per Share of (i) $19.52 to $23.43 using the Forecasts at NYMEX Strip pricing, (ii) $13.12 to $15.75 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $4.58 to $5.50 using the Forecasts at 3-Year Historical Average pricing and (iv) $18.21 to $21.85 using the Forecasts at Wall Street Consensus pricing.
TPH’s application of such ranges of 2023E FCF Yield multiples indicated implied reference ranges per Share of (i) $20.08 to $22.77 using the Forecasts at NYMEX Strip pricing, (ii) $13.82 to $17.28 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $5.23 to $6.54 using the Forecasts at 3-Year Historical Average pricing and (iv) $21.89 to $27.36 using the Forecasts at Wall Street Consensus pricing.
TPH compared these implied reference ranges to the Consideration of $23.00 per Share provided for in the Transactions.
Selected Transactions Analysis
TPH reviewed and analyzed certain financial information related to selected transactions involving certain upstream business combinations involving Haynesville-focused target companies.
No selected transactions were identical or entirely comparable to the Transactions. Accordingly, TPH believes that quantitative analyses are not, in isolation, determinative in the context of the Transactions, and that also relevant are qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the selected transactions that could affect the values of the Company. TPH considered certain financial metrics derived from such selected transactions, including TEV / EBITDA for 2021E, 2022E and 2023E, Adjusted Price per Haynesville Net Acre and Adjusted Price per Net Undeveloped Location.
The following is a list of the selected transactions reviewed by TPH for which data regarding TEV / EBITDA, Adjusted Price per Haynesville Net Acre and Adjusted Price per Net Undeveloped Location multiples were available:
Date	Acquiror	Target	TEV / 2021E EBITDA	TEV / 2022E EBITDA	TEV / 2023E EBITDA	Adjusted Price per Haynesville Net Acre	Adjusted Price per Net Undeveloped Location
11/04/2021	Southwestern Energy Company (SWN)	GeoSouthern Energy Corporation (GEP)	N/A	2.9x	N/A	$3,750*	$0.71*
8/10/2021	Chesapeake Energy Corporation (CHK)	Vine Energy Inc. (VEI)	3.6x	3.3x	3.2x	$1,075*	$0.36*
6/02/2021	Southwestern Energy Company	Indigo Natural Resources LLC (Indigo)	N/A	4.3x	N/A	$9,945*	$1.43*

*
Indigo assumed proved developed producing (“PDP”) metric of $1,500 Mcfe/d; VEI assumed PDP metric of $2,000 Mcfe/d; GEP assumed PDP metric of $2,000 Mcfe/d.

Based on the ranges observed among the selected transactions, TPH applied the low and high multiples to the applicable Company metrics to derive implied Company enterprise and per share values using the Forecasts and commodity price assumptions matching the gas price assumptions disclosed by the acquiror in each of the applicable selected transactions at the time of the respective transactions.
TPH’s application of such ranges of TEV / 2021E — 2023E EBITDA multiples indicated implied reference ranges per share of $18.17 to $30.61. Additionally, TPH observed that adjusting the Forecasts for the maintenance capital plan (Company 2022E net production held flat at 4Q’21E net production in the illustrative maintenance capital plan scenario) specifically referenced in connection with the Southwestern / GEP transaction announcement implied a price of $21.09 per share based on the TEV / 2022 EBITDA multiple from that transaction. TPH’s application of such ranges of Adjusted Price per Haynesville Net Acre multiples indicated implied reference ranges per share of $18.32 to $33.54 (with an assumed PDP metric of $2,000 Mcfe/d for Company 1Q’22E net production). TPH’s application of such ranges of Adjusted Price per Net Undeveloped Location multiples indicated implied reference ranges per share of $19.41 to $27.83 (with an assumed PDP metric of $2,000 Mcfe/d for Company 1Q’22E net production).
TPH compared these implied reference ranges to the Consideration of $23.00 per Share provided for in the Transactions.
Net Asset Value Analysis
TPH calculated the present value, as of January 1, 2022, of the future cash flows expected to be generated by the Company’s assets through the end of their economic lives, based on the life of asset development model provided by Company management as part of the Forecasts. In performing this analysis, TPH applied discount rates to unlevered free cash flows ranging from 13.50% to 17.50%. The discount rates reflected estimates of the Company’s weighted average cost of capital.
TPH calculated estimates of the Company’s net asset values by adding (i) the present value of the cash flows generated by the estimated proved developed producing reserves and undeveloped Haynesville inventory, plus (ii) the present value of future estimated effects of hedging, minus (iii) the present value of future estimated effects of general and administrative expenses and income taxes and minus (iv) net debt (total debt minus cash and cash equivalents).
The net asset value analysis for the Company indicated implied reference ranges per Share of (i) $20.43 to $25.48 using the Forecasts at NYMEX Strip pricing, (ii) $16.49 to $21.73 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $9.86 to $14.42 using the Forecasts at 3-Year Historical Average pricing and (iv) $29.97 to $37.38 using the Forecasts at Wall Street Consensus pricing.
TPH compared these implied references ranges per Share to the Consideration of $23.00 per Share provided for in the Transactions.
Discounted Cash Flow Analyses
TPH calculated the present value, as of January 1, 2022, of the unlevered free cash flows expected to be generated by the Company, based on the estimates reflected in the Forecasts. In performing its analysis, TPH applied unlevered discount rates ranging from 13.50% to 17.50% to the Company’s (i) estimated unlevered free cash flows based on a mid-year convention for discounting and (ii) estimated terminal value at the end of calendar year 2025 based on the Company’s 2026E EBITDA. The discount rates reflected estimates of the Company’s weighted average cost of capital.
TPH calculated the Company’s terminal value based on the Company’s estimated 2026 EBITDA by applying TEV / EBITDA multiples ranging from 1.50x to 3.00x.
The discounted cash flow analysis for the Company indicated implied reference ranges per Share of (i) $16.31 to $29.21 using the Forecasts at NYMEX Strip pricing, (ii) $12.06 to $25.04 using the Forecasts at Long-Term $3 Gas Pricing, (iii) $6.12 to $18.14 using the Forecasts at 3-Year Historical Average pricing and (iv) $23.31 to $39.97 using the Forecasts at Wall Street Consensus pricing.
TPH compared these implied reference ranges to the Consideration of $23.00 per Share provided for in the Transactions.

Summary of Additional Reference Data
In connection with conducting the analyses described above, TPH reviewed the following data, which were used for reference purposes only and were not used in TPH’s determination of the fairness, from a financial point of view, to the holders of outstanding Shares (other than the Excluded Shares) of the Consideration to be paid to such holders.
TPH reviewed the historical closing prices of Shares during the 52-week period ended November 19, 2021, which indicated low and high closing prices of $8.71 per Share and $25.22 per Share. TPH compared this historical price range to the Consideration of $23.00 per Share provided for in the Transactions.
TPH observed that the Consideration of $23.00 per Share provided for in the Transactions represented a premium of 7.0% to the closing price on November 19, 2021, the last trading day preceding announcement of the Transactions. Further, TPH observed that the Consideration represented premiums to the VWAP of Shares for the periods below, in each case ended on November 19, 2021:
•
7.0% to the 10-day VWAP

•
7.2% to the 30-day VWAP

•
10.2% to the 90-day VWAP

•
77.0% to the two-year VWAP

•
83.3% to the VWAP since commencement of trading on the NYSE (April 11, 2017)

General
TPH and its affiliates (including Perella Weinberg Partners LP), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes.
TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of the Company and Parent, any of the other parties to the Merger Agreement and any of their respective affiliates and (ii) any currency or commodity that may be material to the parties to the Merger Agreement or otherwise involved in the Transactions and the other matters contemplated by the Merger Agreement.
In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Transactions, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including the Company, Parent or their respective equityholders or affiliates, other potential Transaction participants or their respective equityholders or affiliates.
TPH is an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. TPH was retained by the Company Board to act as its financial advisor with respect to the consideration of strategic alternatives, potential acquisitions and sales transactions. TPH was viewed by the Company Board and Company management as having strong upstream merger and acquisitions experience and a deep understanding the geographic areas in which the Company’s assets are located.
TPH acted as financial advisor to the Company in connection with, and participated in certain negotiations leading to, the Transactions. TPH expects to receive fees for its services, the principal portion of which is contingent upon the consummation of the Transactions, and the Company has agreed to reimburse certain of TPH’s expenses and indemnify TPH against certain liabilities arising out of its engagement as discussed in Item 5 under the heading “Person/Assets, Retained, Employed, Compensated or Used.” In addition, TPH has provided in the past two (2) years and may be currently providing financial advisory services to known controlled portfolio companies of EnCap Investments L.P., an affiliate of Parent and Purchaser, on matters unrelated to the Transactions, for which TPH has received or expects to receive compensation. In the last two (2) years, the aggregate fees received by TPH from EnCap Investments L.P. totaled less than 1% of annual firm revenue for each of the last two (2) years. TPH may provide investment banking or other financial services to the Company, Parent or any of the other parties to the Merger Agreement or their respective stockholders or affiliates in the future. In connection with such investment banking or other financial services, TPH may receive compensation.
The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the Company Board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
The Company retained TPH to act as its financial advisor in connection with the Transactions and, in connection with such engagements, TPH provided its opinion described above in Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. TPH was retained by the Company Board to act as its financial advisor with respect to the consideration of strategic alternatives, potential acquisitions and sales transactions. TPH was viewed by the Company Board and Company management as having strong upstream merger and acquisitions experience and a deep understanding the geographic areas in which the Company’s assets are located. TPH is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Pursuant to the terms of its engagement, upon the Company Board’s request to TPH to deliver its opinion (regardless of the conclusion reached therein), TPH became entitled to receive a fee from the Company of $1.0 million, which will be credited against the acquisition fee of $5.9 million payable to TPH upon the consummation of the Transactions. In the event the Transactions are not consummated and the Company or any of its affiliates is paid a termination, breakup, topping, other similar fee, deposit or any other form of compensation or expense reimbursement or is granted an option or other similar right, whether payable in cash, property or securities, the Company has agreed to pay TPH a fee equal to the lesser of (i) 15% of the fair market value (at the time of payment) of any such breakup fee or (ii) the aggregate fees that TPH would have received if the Transactions had been consummated. In addition, the Company has paid a $100,000 retainer fee upon TPH’s engagement (which will be credited against the acquisition fee described above) and agreed to reimburse TPH for its reasonable out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. The Company also agreed to indemnify TPH, its affiliates and their respective officers, directors, partners, agents, employees and controlling persons for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments that TPH may be required to make in respect of these liabilities.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.
Item 6.   Interest in Securities of the Subject Company.
On October 15, 2021, the Company issued Franklin Convertible Notes convertible into 43,127 Shares pursuant to the indenture governing the Convertible Notes in respect of a quarterly payment of interest in kind (the “PIK Payment”). Other than the PIK Payment or in the ordinary course of business in connection with the Company’s employee benefit plans or warrant exercises, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.
Pursuant to the LS Power Purchase Agreement, Parent purchased from LS Power 1,838,510 Shares. As a result, based on the number of Shares outstanding as of November 24, 2021, and excluding any Shares issuable upon the conversion of the Convertible Notes, Parent owned 12.8% of the total Shares outstanding upon the consummation of the purchase of the such Shares.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.
Item 8.   Additional Information.
(a)
Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”), who consist of Messrs. Goodrich, Turnham and Killelea, that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on December 23, 2021 and that each of Messrs. Goodrich, Turnham and Killelea experience a qualifying termination under such executive’s severance agreement on the same day and has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive such payments and benefits. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and that are available generally to all of our salaried employees.
Name	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Other ($)(4)	Total ($)
Walter G. Goodrich	2,702,492	853,852	34,502	2,000,000	5,590,846
Robert C. Turnham, Jr.	2,702,492	853,852	24,879	2,000,000	5,581,223
Michael J. Killelea	1,389,608	2,140,909	34,231	650,000	4,214,748

(1)
The amounts reported in this column represent: the cash severance amounts payable, as described above under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Severance Arrangements,” in the event the NEO’s employment was terminated by the Company other than for cause. These severance amounts are double-trigger, which means that both a change of control (such as the Offer and Merger) and a termination of employment must occur prior to such payments being provided to the NEO. Cash severance is comprised of two (2) times the sum of annual base salary and annual bonus.

(2)
The amounts reported in this column include the aggregate dollar value of the cash payments, based on the Merger Consideration (which, for the avoidance of doubt, is $23.00 per Share), that each NEO will receive in exchange for cancelation of his or her Company Restricted Shares, Company Time-Based Phantom Stock Awards and Company Performance-Based Phantom Stock Awards, as described above under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements —Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Treatment of

Shares, Company Restricted Stock Awards, Company Phantom Stock Awards and Company Performance Awards in Connection with the Offer and Merger.” These payments are single trigger, which means that only a change of control (such as the Offer and Merger) must occur prior to such payments being provided to the NEO. As of the date hereof the Company estimates that actual achievement of the performance criteria for the Company Performance Awards will be maximum performance. For purposes of this table, the dollar value of the cash payments associated with the Company Performance Awards is based on maximum performance (200%). For more information, see the table below.
Name	Value of Company Restricted Shares ($)	Value of Time-Based Phantom Shares ($)	Value of Performance- Based Phantom Shares ($)	Total ($)
Walter G. Goodrich	853,852	—	—	853,852
Robert C. Turnham, Jr.	853,852	—	—	853,852
Michael J. Killelea	199,249	485,438	1,456,222	2,140,909

(3)
The amounts reported in this column reflect the value of health and life insurance coverage under the Company’s plans or the equivalent thereof for each NEO, as described above under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Severance Arrangements.” These benefits are double-trigger, which means that both a change of control (such as the Offer and Merger) and a termination of employment must occur prior to such benefits being provided to the NEO.

(4)
The amounts reported in this column reflect a cash payment under each NEO’s LTCIP award at maximum performance for the 2021 ROIC portion and target performance for 2022 and 2023 for both of the FCF and ROIC portions, as described above under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — Long-Term Cash Incentive Plan Awards.” These payments are single trigger, which means that only a change of control (such as the Offer and Merger) must occur prior to such payments being provided to the NEO. Because the 2021 cash incentives described under Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers, Directors and Affiliates of the Company — 2021 Cash Incentive Compensation” above are based on projections of actual performance and would be paid at year end irrespective of the Merger, those amounts are not included in the table.

Appraisal Rights.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.
Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such Shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:
•
within the later of: (i) the consummation of the Offer and (ii) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about November 29, 2021), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•
continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•
any stockholder of the Company or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Effective Time to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Effective Time.
All written demands for appraisal should be addressed to:
Goodrich Petroleum Corporation
Attention: Michael J. Killelea, Executive Vice President, General Counsel & Corporate Secretary
801 Louisiana Street
Suite 700
Houston, Texas 77002
The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in

Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company common stock is less than the Offer Price.
Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
(b)
Anti-Takeover Statute.

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
The Company elected in its Charter not to be subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporations’ voting stock for a period of three (3) years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Company Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.
(c)
Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”) thereunder, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice, and certain waiting period requirements have been satisfied. Although there can be no assurance that the Transactions will not be challenged by a private party or a governmental entity, based on a review of the Company’s business and other factors, the Company, Parent and Purchaser believe that the Offer and the Merger can be completed in compliance with the HSR Act without a premerger notification or filing.
(d)
Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a corporation, the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.
(e)
Certain Company Management Forecasts.

Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose long-term forecasts or projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, certain unaudited prospective financial information for fiscal years 2022 through 2026 (the “Company Forecasts”), which was prepared by Company management and not for public disclosure, was provided to the Company Board in connection with its evaluation of the Transactions and other potential strategic alternatives and to TPH for TPH’s use in advising the Company in connection with its financial analyses and opinion, as described in Item 4 under the heading “The Solicitation or Recommendation — Opinion of the Financial Advisor to the Company Board.”
The Company Forecasts are based on numerous estimates and assumptions, including those regarding commodity prices, reserves, risks and uncertainties relating to the Company’s business (including the ability to achieve strategic goals, objectives and targets), industry performance, the legal and regulatory environment, general business and economic conditions, among other factors described in this Schedule 14D-9 or described or referenced in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The underlying assumptions used in the Company Forecasts are generally based on information and factors known to Company management when the Company Forecasts were prepared.
The Company used certain financial measures in the Company Forecasts that are not in accordance with generally accepted accounting principles (“GAAP”) as supplemental measures to evaluate projected operational performance. Although the Company believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP and may not be directly comparable to similarly titled measures of the Company’s competitors or other companies due to differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.
In preparing the prospective financial and operating information described below, Company management used the following oil and natural gas price assumptions (in each case as of November 19, 2021), which are based on (i) NYMEX Strip pricing, (ii) Wall Street Consensus pricing, (iii) 3-Year Historical Average pricing and (iv) Long-Term $3 Gas Pricing.
NYMEX Strip as of November 19, 2021
	2022	2023	2024	2025	2026
Crude Oil (WTI) ($/Bbl)	72.20	66.64	63.44	61.22	59.66
Natural Gas (Henry Hub) ($/Mcf)	4.33	3.54	3.22	3.09	3.02

Wall Street Consensus as of November 19, 2021
	2022	2023	2024	2025	2026
Crude Oil (WTI) ($/Bbl)	70.60	70.65	71.44	71.44	71.44
Natural Gas (Henry Hub) ($/Mcf)	4.16	3.74	3.68	3.68	3.68
3-Year Historical Average as of November 19, 2021
	2022	2023	2024	2025	2026
Crude Oil (WTI) ($/Bbl)	53.92	53.92	53.92	53.92	53.92
Natural Gas (Henry Hub) ($/Mcf)	2.83	2.83	2.83	2.83	2.83
Long-Term $3 Gas Pricing as of November 19, 2021
	2022	2023	2024	2025	2026
Crude Oil (WTI) ($/Bbl)	65.00	60.00	55.00	55.00	55.00
Natural Gas (Henry Hub) ($/Mcf)	3.50	3.25	3.00	3.00	3.00
The following table presents a summary of the Company Forecasts for the fiscal years ending 2022 through 2026 based on the NYMEX Strip, Wall Street Consensus, 3-Year Historical Average and Long-Term $3 Gas Pricing assumptions indicated above.
	Company Forecast
($ in millions, other than operating data)	2022	2023	2024	2025	2026
NYMEX Strip
Net Production (Mmcfe/d)	214	220	229	244	263
Adjusted EBITDA(1)	$222	$202	$183	$185	$195
Capital Expenditures	$125	$131	$127	$136	$142
Unlevered Free Cash Flow(2)	$94	$77	$57	$49	$52
Wall Street Consensus
Net Production (Mmcfe/d)	214	220	229	244	263
Adjusted EBITDA(1)	$214	$218	$222	$238	$259
Capital Expenditures	$125	$131	$127	$136	$142
Unlevered Free Cash Flow(2)	$88	$93	$94	$101	$115
3-Year Historical Average
Net Production (Mmcfe/d)	214	220	229	244	263
Adjusted EBITDA(1)	$144	$144	$150	$161	$177
Capital Expenditures	$125	$131	$127	$136	$142
Unlevered Free Cash Flow(2)	$25	$24	$22	$25	$33
Long-Term $3 Gas Pricing
Net Production (Mmcfe/d)	214	220	229	244	263
Adjusted EBITDA(1)	$186	$178	$164	$177	$193
Capital Expenditures	$125	$131	$127	$136	$142
Unlevered Free Cash Flow(2)	$65	$54	$38	$39	$51

(1)
The Company defines Adjusted EBITDA as earnings before interest expense, income and similar tax, depreciation, depletion & amortization, share-based compensation expense and impairment of oil and natural gas properties (if any). In calculating Adjusted EBITDA, mark-to-market gains/losses on commodity derivatives not designated as hedges are also excluded. Other excluded items include adjustments resulting from the accounting for operating leases under Accounting Standards Codification

Topic 842 in accordance with the Company’s credit agreement, interest income and any extraordinary non-cash gains or losses.
(2)
Unlevered free cash flow is calculated as cash flow from operations, plus cash interest expense, minus capital expenditures.

Important Information Concerning the Company Forecasts
The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to certain financial forecasts that were made available to the Company Board and TPH and is not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender its Shares in the Offer or for any other purpose. The inclusion of the Company Forecasts in this Schedule 14D-9 does not constitute an admission or representation by the Company that the information is material. The Company Forecasts are forward-looking statements. See Item 8(g) under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9.
Except as described above, the Company Forecasts were generated by the Company solely for internal use by the Company, the Company Board and TPH. The Company Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the Company Forecasts were relied upon by TPH for purposes of its financial analyses and opinion and by the Company Board in connection with its consideration of the Transactions. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require, among other information, a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by TPH for purposes of its financial analyses and opinion or by the Company Board in connection with its consideration of the Merger.
No independent registered public accounting firm provided any assistance in preparing the Company Forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the Company Forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the Company Forecasts.
By including the Company Forecasts in this Schedule 14D-9, neither the Company nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the Company Forecasts or the ultimate performance of the Company or the Surviving Corporation or any of their affiliates compared to the information contained in the Company Forecasts.
The assumptions and estimates underlying the Company Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the Company Forecasts reflect numerous assumptions and estimates as to future events made by Company management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the Company Forecasts not to be achieved. These factors include natural gas and oil prices, oilfield services costs, volatility in commodity prices for natural gas, crude oil and natural gas liquids, changes in the demand, supply, differentials or other market conditions affecting natural gas and oil, the availability of capital to fund the development costs associated with the respective projected drilling programs, the success of the Company’s development program, general economic conditions, including in light of the COVID-19 pandemic, accuracy of certain accounting assumptions, changes in tax or other laws or regulations, and the other factors described in the Item 8(g) under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company Forecasts, whether or not the Transactions are completed. Neither the Company nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.
Since the Company Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Company Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC on March 12, 2021, as updated and supplemented by subsequent SEC filings, all of which are filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as Item 8(g) under the heading “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the Company Forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The Company Forecasts may also differ from published analyst estimates or forecasts. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the SEC.
The Company Forecasts were developed for the Company on a standalone basis without giving effect to the Transactions, and therefore the Company Forecasts do not give effect to the Transactions or any changes to the Company’s or Parent’s operations or strategy that may be implemented after the consummation of the Transactions, including without limitation any costs incurred in connection with Transactions. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.
The Company Forecasts were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.
EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, THE COMPANY DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE, THE ABOVE COMPANY FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.
In light of the foregoing factors and the uncertainties inherent in the Company Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Company Forecasts.
(f)
Annual Report.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC on March 12, 2021.
(g)
Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the Transactions and the expected timing of completion of the Transactions, among other matters. The words “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “imply,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “project,” and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing of the tender offer and the Merger; uncertainty surrounding how many of the Company’s stockholders will tender their Shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainties; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, each of which are filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements.
Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9.   Exhibits.
The following Exhibits are filed with this Schedule 14D-9:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 24, 2021 (incorporated by reference to Exhibit (a)(1)(i) to the Tender Offer Statement on Schedule TO of Paloma VI Merger Sub, Inc. filed by Paloma VI Merger Sub, Inc. and Paloma Partners VI Holdings, LLC with the SEC on November 24, 2021 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).
(a)(1)(F)	Summary Advertisement published as published in The New York Times on November 24, 2021 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).
(a)(5)(A)	Press Release, dated November 22, 2021 (incorporated by reference to Exhibit 99.1 on the Company’s Current Report on Form 8-K filed by the Company with the SEC on November 22, 2021, File No.001-12719).
(a)(5)(B)	Opinion of Tudor, Pickering Holt & Co., dated November 21, 2021 (attached to this Schedule 14D-9 as Annex A).
(e)(1)**	Agreement and Plan of Merger, dated as of November 21, 2021, among Goodrich Petroleum Corporation, Paloma Partners VI Holdings, LLC and Paloma VI Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 on the Company’s Current Report on Form 8-K filed by the Company with the SEC on November 23, 2021, File No.001-12719).
(e)(2)	Confidentiality Agreement, dated as of August 19, 2021, by and between Goodrich Petroleum Company, L.L.C. and Paloma Resources, LLC (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Third Amended and Restated Certificate of Incorporation of Goodrich Petroleum Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed by the Company with the SEC on August 21, 2019, File No. 001-12719).
(e)(4)	Second Amended and Restated Bylaws of Goodrich Petroleum Corporation (incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-8 filed by the Company with the SEC on October 12, 2016, File No. 333-214080).
(e)(5)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., Anchorage Illiquid Opportunities V, L.P., AIO V AIV 1 Holdings L.P., and solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich Petroleum Corporation (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(6)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., Franklin Advisers, Inc., as Investment Manager on behalf of certain funds and accounts, and solely as set forth in Section 2.05, 6.02 and Section 6.04, Goodrich Petroleum Corporation (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(7)	Tender and Support Agreement, dated November 21, 2021, by and among Paloma Partners VI Holdings, LLC, Paloma VI Merger Sub, Inc., solely as set forth in Section 2.04, 6.02 and Section 6.04, Goodrich Petroleum Corporation, and certain directors of Goodrich and certain members of Goodrich’s management (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit No.	Description
(e)(8)	Equity Commitment Letter, dated November 21, 2021, by and between Paloma Partners VI Holdings, LLC and EnCap Energy Capital Fund XI, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
(e)(9)	Stock Purchase Agreement, dated November 21, 2021, by and between Paloma Partners VI Holdings, LLC and a fund affiliated with LS Power Development, LLC (incorporated by reference to Exhibit (d)(7) to the Schedule TO).
(e)(10)	Goodrich Petroleum Corporation Management Incentive Plan (incorporated by reference to Exhibit 4.3 of the Company’s Registration Statement on Form S-8 filed by the Company with the SEC on October 12, 2016, File No. 333-214080).
(e)(11)	First Amendment to the Goodrich Petroleum Corporation Management Incentive Plan effective December 8, 2016 (incorporated by reference to Exhibit 10.1 of the Company’s Form 10-Q filed by the Company with the SEC on August 4, 2017, File No. 001-12719).
(e)(12)	Second Amendment to the Goodrich Petroleum Corporation Management Incentive Plan effective May 23, 2017 (incorporated by reference to Exhibit 10.2 of the Company’s Form 10-Q filed by the Company with the SEC on August 4, 2017, File No. 001-12719).
(e)(13)	Form Agreement of the Restricted Stock and Performance Stock Unit awards dated December 14, 2017 and December 10, 2019 under the 2016 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K filed by the Company with the SEC on March 5, 2020, File No. 001-12719).
(e)(14)	Form of Grant of Restricted Stock. (incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form S-8 filed by the Company with the SEC on October 12, 2016, File No. 333-214080) (attached as Exhibit A to the Management Incentive Plan).
(e)(15)	Form of Grant of Restricted Stock (Secondary Exit Award; UCC Warrant Exercise). (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-8 filed by the Company with the SEC on October 12, 2016, File No. 333-214080).
(e)(16)	Form of Grant of Restricted Stock (Secondary Exit Award; 2L Note Conversion). (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-8 filed by the Company with the SEC on October 12, 2016, File No. 333-214080).
(e)(17)*	Third Amended and Restated Severance Agreement between the Company and Walter G. Goodrich, effective as of December 10, 2020.
(e)(18)*	Third Amended and Restated Severance Agreement between the Company and Robert C. Turnham, Jr., effective as of December 10, 2020.
(e)(19)*	Third Amended and Restated Severance Agreement between the Company and Michael J. Killelea, effective as of December 10, 2020.
(e)(20)*	Goodrich Petroleum 2021 Officer Severance Plan, effective as of August 22, 2021.
(e)(21)*	Form of Long-Term Cash Incentive Plan Award Agreement.
(e)(22)	Definitive Proxy Statement for the 2021 Annual Meeting (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on April 7, 2021, File No. 001-12719).

*
Filed herewith

**
Schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant will furnish copies of any such schedules to the SEC upon request.

Annex A — Opinion of Tudor, Pickering, Holt & Co., dated November 21, 2021, to the Company Board
Annex B — Section 262 of the Delaware General Corporation Law

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 29, 2021
GOODRICH PETROLEUM CORPORATION
By:
/s/ Walter G. Goodrich

Name:
Walter G. Goodrich

Title:
Chairman and Chief Executive Officer

Annex A
November 21, 2021
The Board of Directors
Goodrich Petroleum Corporation
801 Louisiana Street, Suite 700
Houston, Texas 77002
Dear Members of the Board of Directors:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (“Goodrich Common Stock”), of Goodrich Petroleum Corporation (“Goodrich”) (other than shares of Goodrich Common Stock held by Paloma Partners VI Holdings, LLC (“Parent”), Paloma VI Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), or their Affiliates (as defined in the Agreement) or any shares with respect to which the holder has properly demanded appraisal in accordance with applicable law (“Excluded Shares”)) of the Consideration (as defined below) to be received by such holders in the Transaction (as defined below). Pursuant to the Agreement and Plan of Merger, dated as of November 21, 2021 (the “Agreement”), to be entered into by and among Parent, Merger Sub, and Goodrich, (i) Merger Sub will commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of Goodrich Common Stock (including shares issuable upon conversion of, or merger consideration payable in respect of, the Convertible Notes) at a price of $23.00 per Share in cash (the “Consideration”) and (ii) following the Offer, Goodrich will be merged with and into Merger Sub (such merger, together with the Offer, the “Transaction”), pursuant to which Merger Sub will be the surviving corporation, and each issued and outstanding share of Goodrich Common Stock not previously tendered (other than Excluded Shares) will be converted into the right to receive the Consideration. Each of Goodrich, Parent and Merger Sub are referred to herein as a “Party” and collectively, the “Parties”. The description of the Transaction above is only a summary and is qualified in its entirety by reference to the Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.
Tudor, Pickering, Holt & Co., the energy investment and merchant banking business of Perella Weinberg Partners LP (“TPH”) and its affiliates (including Perella Weinberg Partners), as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, equity research, asset management activities and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Goodrich and Parent, any of the other Parties and any of their respective affiliates and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Transaction and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Transaction, as well as certain asset management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Goodrich, Parent or their respective equityholders or affiliates, other potential Transaction participants or their respective equityholders or affiliates. We have acted as financial advisor to Goodrich in connection with, and have participated in certain negotiations leading to, the Transaction. We expect to receive fees for our services, the principal portion of which is contingent upon the consummation of the Transaction, and Goodrich has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We have disclosed to you investment banking and other financial services TPH previously provided to the Parties, for which we received compensation, including, during the past three years, serving as financial advisor to Goodrich. In addition, we have provided in the past three years and may be currently providing financial advisory services to known controlled portfolio companies of EnCap Investments L.P. on matters unrelated to the Transaction, for which we received or expect to receive compensation. We may provide investment banking or other financial services to any of the Parties or their respective equity holders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, we may receive compensation.
In connection with this opinion, we have reviewed, among other things, (i) the draft of the Agreement dated November 21, 2021; (ii) the annual report to stockholders and the Annual Report on Form 10-K of Goodrich for the year ended December 31, 2020; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Goodrich for the quarterly periods ended March 31, June 30 and September 30, 2021; (iv) certain other communications from Goodrich to its stockholders; (v) certain internal financial, hydrocarbon resource and production information and forecasts for Goodrich prepared by the management of Goodrich (the “Forecasts”); and (vi) certain publicly available research analyst reports with respect to the future financial performance of Goodrich. The Forecasts reflect certain assumptions regarding the oil and gas industry, future commodity prices and capital expenditures made by the management of Goodrich that were and are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analysis and this opinion. We also have held discussions with members of the senior management of Goodrich regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Goodrich. In addition, we have reviewed the reported price and trading activity for Goodrich Common Stock, compared certain financial and stock market information for Goodrich with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain upstream business combinations involving Haynesville-focused target companies and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Goodrich, and that such Forecasts provide a reasonable basis upon which to evaluate the Transaction. We express no view or opinion with respect to the Forecasts or the assumptions on which they are based, and we have further assumed, among other things, that (i) the executed Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft versions we have examined, referenced above, (ii) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all material respects, (iii) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Transaction will be satisfied without material amendment or waiver thereof, (v) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction will be obtained, without, in the case of each of the foregoing clauses (i)  - (vi), any material adverse effect on Goodrich, Parent, Merger Sub, the holders of Goodrich Common Stock (other than the Excluded Shares), or the expected benefits of the Transaction in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Goodrich or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax, bankruptcy or accounting matters.
Our opinion does not address the underlying business decision of Goodrich to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to Goodrich. This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Goodrich Common Stock (other than Excluded Shares) of the Consideration in the Transaction. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, creditors or other constituencies of Goodrich or Parent or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Goodrich or Parent, or any class of such persons, in connection with the Transaction, whether relative to the Consideration pursuant to the Agreement, or otherwise. We are not expressing any opinion as to the price at which shares of Goodrich Common Stock or the securities of any other party will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring, or of which we become aware, after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Goodrich in connection with its consideration of the Transaction, and such opinion does not constitute a recommendation as to whether any holder of shares of Goodrich Common Stock should tender such shares in the Offer or as to how such holder should act with respect to such Transaction or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of outstanding shares of Goodrich Common Stock (other than the Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Tudor, Pickering, Holt & Co.

TUDOR, PICKERING, HOLT & CO.

Annex B
SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262 Appraisal rights
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.